UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, September 2018
_________________________________________________________________
Commission File Number 1-38232
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document
1.    Consolidated Financial Statements for the Three and Six Months Ended August 31, 2018.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended August 31, 2018.

3.	Canadian Forms 52-109F2 - Certification of Interim Filings
This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File No. 333-192986 and 333-192987), July 25, 2014 (File No. 333-197636), August 20, 2015 (File No. 333-206480), February 12, 2016 (File No. 333-209525), and on August 24, 2017 (File No. 333-220153).

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions) (unaudited)
Consolidated Balance Sheets

	As at
	August 31, 2018	February 28, 2018
Assets
Current
Cash and cash equivalents	$581	$816
Short-term investments	1,683	1,443
Accounts receivable, net	145	151
Other receivables	52	71
Income taxes receivable	15	26
Other current assets	52	38
	2,528	2,545
Restricted cash and cash equivalents	32	39
Long-term investments	56	55
Other long-term assets	33	28
Deferred income tax assets	2	3
Property, plant and equipment, net	63	64
Goodwill	566	569
Intangible assets, net	422	477
	$3,702	$3,780
Liabilities
Current
Accounts payable	$34	$46
Accrued liabilities	162	205
Income taxes payable	20	18
Deferred revenue, current	177	142
	393	411
Deferred revenue, non-current	108	53
Other long-term liabilities	17	23
Long-term debt	739	782
Deferred income tax liabilities	5	6
	1,262	1,275
Shareholders’ equity
Capital stock and additional paid-in capital
Preferred shares: authorized unlimited number of non-voting, cumulative, redeemable and retractable
Common shares: authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
Issued - 537,767,726 voting common shares (February 28, 2018 - 536,733,733)	2,600	2,560
Deficit	(142)	(45)
Accumulated other comprehensive loss	(18)	(10)
	2,440	2,505
	$3,702	$3,780
See notes to consolidated financial statements.
On behalf of the Board:

John S. Chen	Barbara Stymiest
Director	Director

BlackBerry Limited
(United States dollars, in millions) (unaudited)

Consolidated Statements of Shareholders’ Equity

	Capital Stock and Additional Paid-in Capital	Deficit	Accumulated Other Comprehensive Loss	Total
Balance as at February 28, 2018	$2,560	$(45)	$(10)	$2,505
Net loss	—	(17)	—	(17)
Other comprehensive loss	—	—	(2)	(2)
Shares issued:
Stock-based compensation	38	—	—	38
Employee share purchase plan	2	—	—	2
Cumulative impact of adoption of ASC 606	—	(86)	—	(86)
Cumulative impact of adoption of ASU 2016-01	—	6	(6)	—
Balance as at August 31, 2018	$2,600	$(142)	$(18)	$2,440
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions, except per share data) (unaudited)

Consolidated Statements of Operations

	Three Months Ended		Six Months Ended
	August 31, 2018	August 31, 2017	August 31, 2018	August 31, 2017
Revenue	$210	$238	$423	$473
Cost of sales	49	63	101	148
Gross margin	161	175	322	325
Operating expenses
Research and development	51	60	112	121
Selling, marketing and administration	106	113	206	223
Amortization	35	39	72	79
Impairment of long-lived assets	—	11	—	11
Debentures fair value adjustment	(70)	(70)	(42)	148
Qualcomm arbitration award	—	—	—	(815)
	122	153	348	(233)
Operating income (loss)	39	22	(26)	558
Investment income, net	5	1	11	137
Income (loss) before income taxes	44	23	(15)	695
Provision for income taxes	1	4	2	5
Net income (loss)	$43	$19	$(17)	$690
Earnings (loss) per share
Basic	$0.08	$0.04	$(0.03)	$1.30
Diluted	$(0.04)	$(0.08)	$(0.08)	$1.26
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions) (unaudited)

Consolidated Statements of Comprehensive Income (Loss)

	Three Months Ended		Six Months Ended
	August 31, 2018	August 31, 2017	August 31, 2018	August 31, 2017
Net income (loss)	$43	$19	$(17)	$690
Other comprehensive income (loss)
Net change in unrealized gains (losses) on available-for-sale investments	1	—	1	(3)
Net change in fair value of derivatives designated as cash flow hedges during the period, net of income taxes of nil for the three and six months ended August 31, 2018 and August 31, 2017	(2)	3	(2)	3
Amounts reclassified to net income (loss) during the period for derivatives designated as cash flow hedges, net of income taxes of nil for the three and six months ended August 31, 2018 and August 31, 2017	1	—	2	—
Foreign currency translation adjustment	—	5	(4)	9
Actuarial losses associated with other post-employment benefit obligations	—	—	—	(1)
Net change in fair value from instrument-specific credit risk on the Debentures	1	—	1	—
Other comprehensive income (loss)	1	8	(2)	8
Comprehensive income (loss)	$44	$27	$(19)	$698
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions) (unaudited)

Consolidated Statements of Cash Flows

	Six Months Ended
	August 31, 2018	August 31, 2017
Cash flows from operating activities
Net income (loss)	$(17)	$690
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization	79	96
Deferred income taxes	—	(2)
Stock-based compensation	39	24
Impairment of long-lived assets	—	11
Loss on sale, disposal and abandonment of long-lived assets	—	4
Debentures fair value adjustment	(42)	148
Other long-term receivables	—	(30)
Other	2	(3)
Net changes in working capital items:
Accounts receivable, net	6	45
Other receivables	19	(11)
Income taxes receivable	11	(2)
Other assets	(9)	31
Accounts payable	(12)	(43)
Income taxes payable	2	4
Accrued liabilities	(43)	(49)
Deferred revenue	(7)	(42)
Other long-term liabilities	(6)	(4)
Net cash provided by operating activities	22	867
Cash flows from investing activities
Acquisition of long-term investments	(1)	(25)
Proceeds on sale or maturity of long-term investments	—	1
Acquisition of property, plant and equipment	(9)	(6)
Proceeds on sale of property, plant and equipment	1	3
Acquisition of intangible assets	(16)	(14)
Acquisition of short-term investments	(2,178)	(1,693)
Proceeds on sale or maturity of short-term investments	1,939	732
Net cash used in investing activities	(264)	(1,002)
Cash flows from financing activities
Issuance of common shares	2	3
Common shares repurchased	—	(17)
Net cash provided by (used in) financing activities	2	(14)
Effect of foreign exchange gain (loss) on cash, cash equivalents, restricted cash, and restricted cash equivalents	(2)	3
Net decrease in cash, cash equivalents, restricted cash, and restricted cash equivalents during the period	(242)	(146)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	855	785
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$613	$639

As at	August 31, 2018	February 28, 2018
Cash and cash equivalents	$581	$816
Restricted cash and cash equivalents	32	39
	$613	$855
See notes to consolidated financial statements.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES
Basis of Presentation and Preparation
These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements of BlackBerry Limited (the “Company”) for the year ended February 28, 2018 (the “Annual Financial Statements”), which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these interim consolidated financial statements. Operating results for the three and six months ended August 31, 2018 are not necessarily indicative of the results that may be expected for the full year ending February 28, 2019.
Certain comparative figures have been reclassified to conform to the current period’s presentation.
The Company operates as a single reportable segment. For additional information concerning the Company’s segment reporting, see Note 13.
Significant Accounting Policies and Critical Accounting Estimates
There have been no material changes to the Company’s accounting policies or critical accounting estimates from those described in the Annual Financial Statements, except as described below.
Revenue Recognition
Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”)
On March 1, 2018, the Company adopted ASC 606 using the modified retrospective method. This method was applied to all contracts in effect at the date of initial application. The Company recognizes revenue, when control of the promised products or services are transferred to customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those products and services. Revenue is recognized through the application of the following steps: (i) identification of the contract, or contracts, with a customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when, or as the Company satisfies a performance obligation.
A contract exists with a customer when both parties have approved the contract, commitments to performance and rights of each party (including payment terms) are identified, the contract has commercial substance and collection of substantially all consideration is probable for goods and services that are transferred.
Performance obligations promised in a contract are identified based on the goods and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the good or service either on its own or together with other available resources, and are distinct in the context of the contract, whereby the transfer of the good or service is separately identifiable from other promises in the contract. If these criteria are not met, the promised goods and services are accounted for as a combined performance obligation.
The transaction price is determined based on the consideration the Company expects to be entitled to in exchange for transferring promised goods and services to the customer, excluding amounts collected on behalf of third parties such as sales taxes. Determining the transaction price requires significant judgment. To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depending on the nature of the variable consideration.
Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (“SSP”). The Company’s method for allocation of consideration to be received and its method of estimation of SSP are described below under “Significant judgments”.
For each of the Company’s major categories of revenue, the following paragraphs describe the applicable specific revenue recognition policy, and when the Company satisfies its performance obligations.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Nature of products and services
Enterprise software and services
Enterprise software and services includes revenue from the Company’s security, productivity, collaboration and end-point management solutions through the BlackBerry Secure platform, which includes BlackBerry Unified Endpoint Manager (UEM), BlackBerry Dynamics, BlackBerry Workspaces and BBM Enterprise, among other products and applications, as well as revenue from the sale of the Company’s AtHoc Alert secure networked crisis communications solution, its Secusmart SecuSUITE secure voice and text solution, and professional services from BlackBerry Cybersecurity Services.
The Company generates software license revenue from both term subscription and perpetual license contracts, both of which are often bundled with other products and services including technical support, unspecified updates and upgrades, and access to the Company’s proprietary secure network infrastructure.
If the licensed software in a contract requires access to the Company’s proprietary secure network infrastructure in order to function, revenue from term subscription contracts is recognized over time, ratably over the term, and revenue from perpetual license contracts is recognized over time, ratably over the expected customer life, which in most cases, the Company has estimated to be four years. If access to the Company’s proprietary network infrastructure is not required for the software to function, revenue associated with both term subscription and perpetual licenses contracts is recognized at a point in time upon delivery of the software. Generally, most of the Company’s enterprise software products sold require access to the Company’s proprietary secure network infrastructure in order to function, and therefore the associated revenue is recognized over time, ratably over either the subscription term or expected customer life as described above.
Revenue from technical support is recognized over the support period.
BlackBerry Technology Solutions
BlackBerry Technology Solutions (“BTS”) includes revenue from the Company’s QNX CAR Platform and Neutrino Operating System, among other BlackBerry QNX products, as well as revenue from the Company’s BlackBerry Radar asset tracking solution, Paratek antenna tuning technology, and Certicom cryptography and key management products. These are often bundled with other products and services including maintenance services and professional services.
Software license revenue from both term subscription and perpetual contracts is recognized at a point in time when the software is made available to the customer for use, as the software has standalone functionality and the license is distinct in the context of the contract. BTS also sells licenses for certain software embedded into hardware such as automotive infotainment systems; these licenses are sold as a sales-based royalty where intellectual property is the predominant item to which the royalty relates, and are recognized based on actual volumes and underlying sales by the customer of the hardware with the embedded software.
Revenue from software maintenance services is recognized over the length of the maintenance period, with an average term of one year.
Revenue from professional services is recognized over the term of the contract, as the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the services are provided.
Licensing, IP and other
Licensing, IP and other includes revenue from the Company’s mobility licensing software arrangements, including revenue from licensed hardware sales and intellectual property licensing, and from the Company’s BBM Consumer licensing arrangement.
In fiscal 2017 and fiscal 2018, the Company entered into multiple license agreements under which the Company has licensed its security software and service suite and, in many cases, related brand assets to third parties who design, manufacture, sell and provide customer support for BlackBerry-branded and white-label handsets. Mobility license revenue for licensees whose sales exceed contractual sales minimums is recognized when licensed products are sold as reported by the Company’s licensees. For licensees whose sales do not exceed contractual sales minimums, revenue is recognized over time, ratably over the license term based on contractual minimum amounts due to the performance obligation to provide engineering services to the licensees.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The Company’s outbound patent licensing agreements provide for license fees that may be a single upfront payment or multiple payments representing all or a majority of the licensing revenue that will be payable to the Company. These agreements may be perpetual or term in nature and grant (i) a limited non-exclusive, non-transferable license to certain of the Company’s patents, (ii) a covenant not to enforce patent rights against the licensee, and (iii) the release of the licensee from certain claims.
The Company examines intellectual property agreements on a case-by-case basis to determine whether the intellectual property has standalone functionality. Revenue from patent licensing agreements is often recognized for the transaction price either when the license has been transferred to the customer, or based upon subsequent sales by the customer in the case of sales-based royalty licenses where the license of intellectual property is the predominant item to which the royalty relates.
Handheld devices
Prior to fiscal 2019, handheld devices previously included revenue from the sale of the DTEK60 and all prior BlackBerry smartphone models to carriers and distributors, accessories and repair services of handheld devices. As the Company has sold all of its inventory of handheld devices, any revenue currently recognized is now solely associated with the release of previously accrued amounts when the Company determines it has no further performance obligations.
SAF
SAF includes revenue associated with the Company’s legacy SAF business, relating to subscribers utilizing the Company’s legacy BlackBerry 7 and prior operating systems, as well as revenue relating to unspecified future software upgrade rights for devices previously sold by the Company.
SAF revenue is recognized over time as the monthly service is provided. In instances where the Company bills the customer prior to performing the service, the pre-billing is recorded as deferred revenue.
See Note 13 for further information, including revenue by major product and service types.
Significant judgments
The Company’s contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.
Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. Any estimates, including any constraints on variable consideration, are evaluated at each reporting period.
Judgment is required to determine the SSP for each distinct performance obligation. The Company’s products and services often have observable SSP when the Company sells a promised product or service separately to similar customers. A contractually stated price or list price for a good or service may be the SSP of that good or service. However, in instances where SSP is not directly observable, the Company determines the SSP by maximizing observable inputs and using an adjusted market assessment approach using information that may include market conditions and other observable inputs from the Company’s pricing team, including historical SSP.
Significant judgment is required to determine the estimated customer life used in perpetual license contracts that require access to the Company’s proprietary secure network infrastructure to function. The Company uses historical experience regarding the length of the technology upgrade cycle and the expected life of the product to draw this conclusion.
Revenue contract balances
Timing of revenue recognition may differ from the timing of invoicing to customers. Contract assets are generated when contractual billing schedules differ from revenue recognition timing. A receivable is recorded in instances when revenue is recognized prior to invoicing, and amounts collected in advance of services being provided are recorded as deferred revenue.
Certain sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. The Company’s capitalized commissions are recorded as other current assets and other long-term assets and are amortized proportionally based on the satisfaction of the related performance obligations, and are included in selling, marketing and administration. See Note 13 for further information on the Company’s contract balances.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Payment terms and conditions vary by contract type, although standard billing terms are that payment is due upon receipt of invoice, payable within 30 to 60 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that contracts generally do not include a significant financing component if the period between when the Company transfers the promised goods or services to the customer will be one year or less.
For details about the Company’s revenue recognition policy prior to the adoption of ASC 606, refer to the Company’s Annual Financial Statements.
Recently Adopted Accounting Pronouncements
ASC 606
In May 2014, the Financial Accounting Standards Board (the “FASB”) issued ASC 606, a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard. The new standard amended a number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard was effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period.
The most significant impact of adopting the new standard relates to timing of revenue recognized on software licenses in Enterprise software and services contracts. Prior to the adoption of ASC 606, where vendor-specific objective evidence could not be determined, the Company recognized term licensed software ratably over the longest contract deliverable, with certain perpetual contracts recognized upon delivery. Under the new standard, on the software licensing component of enterprise software offerings, the Company recognizes revenue over the subscription term for term subscription contracts, and over the expected customer life for perpetual license contracts which, in most cases, is estimated to be four years. Given this, the adoption of ASC 606 has resulted in Enterprise software and services revenue previously recognized for certain perpetual licenses being reversed as a cumulative adjustment from deficit to deferred revenue to be recognized ratably over the remaining period of performance. Professional services revenue that otherwise would have been recognized over time have now been recognized at adoption as a cumulative adjustment to deficit, and such revenue will be recognized when the performance obligation has been fulfilled. There were no significant changes to any of the Company’s other revenue streams and there was no tax impact for the three and six months ended August 31, 2018 due to the Company’s valuation allowance.
ASC 606 requires the capitalization of all the incremental costs to acquire a contract, and for these costs to be amortized into income proportionate to the recognition of the associated revenue. The Company previously capitalized and deferred some, but not all, of its incremental costs to acquire a contract and amortized that cost into income ratably over the term of the contract. As a result, the adoption of ASC 606 resulted in certain costs incurred in acquiring a contract previously expensed being reversed through a cumulative adjustment from deficit to other current assets, and recognized over time on a systematic basis consistent with the transfer of the products or services to which the asset relates.
On March 1, 2018, the Company adopted ASC 606 and all related amendments using the modified retrospective method. The Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of deficit. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. In adopting the guidance, the Company applied the guidance to all contracts and used multiple practical expedients including the assessment of contracts with similar terms and conditions on a portfolio basis, and has made no adjustment to the promised amount of consideration for the effects of a significant financing component.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The cumulative effect of the changes made to the Company’s March 1, 2018 consolidated statement of financial position for the adoption of ASC 606 was as follows:

Consolidated Balance Sheets	Balance as at February 28, 2018	ASC 606 Adjustments	Balance as at March 1, 2018
Assets
Other assets	$66	$11	$77

Liabilities
Deferred revenue	$195	$97	$292

Shareholders’ equity
Deficit	$(45)	$(86)	$(131)
The impact of the adoption of ASC 606 on the Company’s condensed financial statements during the three and six months ended August 31, 2018 was as follows:

	As at August 31, 2018
Consolidated Balance Sheets	Balances Without Adoption of ASC 606	ASC 606 Adjustments	As Reported
Assets
Other assets	$73	$12	$85

Liabilities
Deferred revenue	$194	$91	$285

Shareholders’ equity
Deficit	$(63)	$(79)	$(142)

	Three Months Ended August 31, 2018
Consolidated Statements of Operations	Balances Without Adoption of ASC 606	ASC 606 Adjustments	As Reported
Revenue	$198	$12	$210

Operating expenses
Selling, marketing and administration	$107	$(1)	$106

Net income	$30	$13	$43
Earnings (loss) per share
Basic	$0.06	$0.02	$0.08
Diluted	$(0.06)	$0.02	$(0.04)

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

	Six Months Ended August 31, 2018
Consolidated Statements of Operations	Balances Without Adoption of ASC 606	ASC 606 Adjustments	As Reported
Revenue	$405	$18	$423

Operating expenses
Selling, marketing and administration	$207	$(1)	$206

Net loss	$(36)	$19	$(17)
Loss per share
Basic	$(0.07)	$0.04	$(0.03)
Diluted	$(0.11)	$0.03	$(0.08)
Other Accounting Standards Updates (“ASU”)
In January 2016, the FASB issued ASU 2016-01 on the topic of financial instruments. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The standard primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the guidance clarifies that an entity should evaluate the need for a valuation allowance on a deferred income tax asset related to available-for-sale securities. The guidance is effective for interim and annual periods beginning after December 15, 2017. The Company adopted this guidance in the first quarter of fiscal 2019. As a result of the adoption of ASU 2016-01, the Company recognized approximately $8 million in unrecognized losses on equity securities that had previously been recorded to other comprehensive income (loss), through a cumulative addition to deficit in the consolidated balance sheet as of March 1, 2018. The Company recognized approximately $14 million on the change in fair value from instrument-specific credit risk that had previously been recorded to deficit, through a cumulative decrease to accumulated other comprehensive loss (“AOCI”) in the consolidated balance sheet as of March 1, 2018. The Company will also account for equity investments without a readily determinable fair value using the practicability exception. The investments will be measured at cost, less any impairment, plus or minus any changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer.
In November 2016, the FASB issued ASU 2016-18 on the topic of the statement of cash flows. The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This guidance is effective for interim and annual periods beginning after December 15, 2017. The Company adopted this guidance in the first quarter of fiscal 2019.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued a new accounting standard on the topic of leases. The new standard requires companies to include lease obligations in their balance sheets, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and a corresponding lease liability. For finance leases, the lessee will recognize interest expense and amortization of the ROU asset, and for operating leases, the lessee will recognize a straight-line total lease expense. The guidance is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The Company expects to adopt this guidance in the first quarter of fiscal 2020 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures. The Company established a cross-functional coordinated team to conduct the implementation of the lease standard, which will be responsible for identifying and implementing the appropriate changes to the Company’s relevant business processes, systems and controls to support any required accounting and disclosure changes.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

2.	CASH, CASH EQUIVALENTS AND INVESTMENTS
The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•Level 3 - Significant unobservable inputs that are supported by little or no market activity.
The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
The components of cash, cash equivalents and investments by fair value level as at August 31, 2018 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Restricted Cash and Cash Equivalents

Bank balances	$105	$—	$—	$—	$105	$105	$—	$—	$—
Other investments	36	—	—	—	36	—	—	36	—
	141	—	—	—	141	105	—	36	—
Level 1:
Equity securities	10	—	(8)	—	2	—	2	—	—

Level 2:
Term deposits, certificates of deposits and GICs	242	—	—	—	242	84	126	—	32
Bankers’ acceptances/bearer deposit notes	242	—	—	—	242	178	64	—	—
Commercial paper	418	—	—	—	418	58	360	—	—
Non-U.S. promissory notes	179	—	—	—	179	75	104	—	—
Non-U.S. government sponsored enterprise notes	262	—	—	—	262	—	262	—	—
Non-U.S. treasury bills/notes	406	—	—	—	406	81	325	—	—
U.S. treasury bills/notes	440	—	—	—	440	—	440	—	—
	2,189	—	—	—	2,189	476	1,681	—	32
Level 3:
Corporate bonds	1	—	—	—	1	—	—	1	—
Auction rate securities	20	2	—	(3)	19	—	—	19	—
	21	2	—	(3)	20	—	—	20	—
	$2,361	$2	$(8)	$(3)	$2,352	$581	$1,683	$56	$32

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The components of cash, cash equivalents and investments by fair value level as at February 28, 2018 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Restricted Cash and Cash Equivalents

Bank balances	$169	$—	$—	$—	$169	$169	$—	$—	$—
Other investments	35	—	—	—	35	—	—	35	—
	204	—	—	—	204	169	—	35	—
Level 1:
Equity securities	10	—	(8)	—	2	—	2	—	—

Level 2:
Term deposits, certificates of deposits and GICs	332	—	—	—	332	—	293	—	39
Bankers’ acceptances	211	—	—	—	211	211	—	—	—
Commercial paper	426	—	—	—	426	231	195	—	—
Non-U.S. promissory notes	227	—	—	—	227	102	125	—	—
Non-U.S. government sponsored enterprise notes	200	—	—	—	200	15	185	—	—
Non-U.S. treasury bills/notes	284	—	—	—	284	50	234	—	—
U.S. treasury bills/notes	448	—	(1)	—	447	38	409	—	—
	2,128	—	(1)	—	2,127	647	1,441	—	39
Level 3:
Corporate notes/bonds	1	—	—	—	1	—	—	1	—
Auction rate securities	20	2	—	(3)	19	—	—	19	—
	21	2	—	(3)	20	—	—	20	—
	$2,363	$2	$(9)	$(3)	$2,353	$816	$1,443	$55	$39
As at August 31, 2018, the Company had equity investments without readily determinable fair value of $36 million (February 28, 2018 - $35 million). There were no other-than-temporary impairment charges during the three and six months ended August 31, 2018 or the three and six months ended August 31, 2017.
There were no realized gains or losses on available-for-sale securities for the three and six months ended August 31, 2018 or the three and six months ended August 31, 2017.
The Company has restricted cash consisting of cash and securities pledged as collateral to major banking partners in support of the Company’s requirements for letters of credit. These letters of credit support certain leasing arrangements entered into in the ordinary course of business, for terms ranging from one month to seven years. The Company is restricted from accessing these funds during the term of the leases for which the letters of credit have been issued; however, the Company can continue to invest the funds and receive investment income thereon.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The contractual maturities of available-for-sale investments as at August 31, 2018 and February 28, 2018 were as follows:

	As at
	August 31, 2018		February 28, 2018
	Cost Basis	Fair Value	Cost Basis	Fair Value
Due in one year or less	$2,189	$2,189	$2,128	$2,127
Due in one to five years	1	1	1	1
Due after five years	17	19	17	19
No fixed maturity	10	2	10	2
	$2,217	$2,211	$2,156	$2,149
As at August 31, 2018, the Company had investments with continuous unrealized losses totaling $8 million, consisting of unrealized losses on equity securities (February 28, 2018 - continuous unrealized losses totaling $9 million).
As a result of the adoption of ASU 2016-01, the Company now records changes in fair value of equity securities through investment income, and has reclassified $8 million in unrealized losses on equity securities through a cumulative adjustment to deficit on March 1, 2018. For a full description of how the Company assesses its investments for other-than-temporary impairment, see the “Investments” accounting policy in Note 1 to the Annual Financial Statements. For a description of the impact upon the adoption of ASU 2016-01 on the unrealized losses on equity securities, see Note 1.
3.    FAIR VALUE MEASUREMENTS
For a description of the fair value hierarchy, see Note 2.
Recurring Fair Value Measurements
The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities approximate their fair values due to their short maturities.
In determining the fair value of investments held (other than those classified as Level 3), the Company primarily relies on an independent third-party valuator for the fair valuation of securities. Pricing inputs used by the independent third-party valuator are generally received from a single primary vendor. The pricing inputs are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the independent third-party valuator. The Company also reviews the inputs used in the valuation process and assesses the pricing of the securities for reasonableness after conducting its own internal collection of quoted prices from brokers. Fair values for all investment categories provided by the independent third-party valuator that are in excess of 0.5% from the fair values determined by the Company are communicated to the independent third-party valuator for consideration of reasonableness. The independent third-party valuator considers the information provided by the Company before determining whether a change in their original pricing is warranted.
The Company’s investments (other than those classified as Level 3) largely consist of securities issued by major corporate and banking organizations, the provincial and federal governments of Canada, international government banking organizations and the United States Department of the Treasury, and are all investment grade. The Company also holds a limited amount of equity securities following the initial public offering by the issuer of a previous cost-based investment.
For a description of how the fair values of currency forward contracts and currency option contracts, the fair value of the Debentures (as defined in Note 8), the fair value of the long-term intellectual property licensing receivable, the fair value of the long-term RAP (as defined in Note 5) liability and the fair value of certain stock-based compensation awards have been determined, see the “Derivative financial instruments” and “Convertible debentures” accounting policies in Note 1 to the Annual Financial Statements and Note 5, Note 6 and Note 9, respectively.
There were no changes in the fair value of the Company’s Level 3 assets for the three and six months ended August 31, 2018 or August 31, 2017. The Company recognizes transfers in and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. There were no significant transfers in or out of Level 3 assets during the three and six months ended August 31, 2018 or August 31, 2017.
The Company’s Level 3 assets measured on a recurring basis include auction rate securities as well as corporate notes/bonds consisting of securities received in a payment-in-kind distribution from a former structured investment vehicle.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

For a detailed description of the Company’s valuation of auction rate securities, see Note 4 to the Annual Financial Statements.

4.	DERIVATIVE FINANCIAL INSTRUMENTS
The notional amounts and fair values of derivative financial instruments outstanding were as follows:

	Derivative Assets (1)(2)		Derivative Liabilities (1)(3)
	As at August 31, 2018	As at February 28, 2018	As at August 31, 2018	As at February 28, 2018
Foreign exchange contracts
Fair value of derivatives designated as cash flow hedges	$—	$—	$(1)	$(1)
Fair value of derivatives not subject to hedge accounting	1	1	(1)	(1)
Total estimated fair value	$1	$1	$(2)	$(2)

Notional amount	$77	$123	$117	$161
(1) The fair values of derivative assets and liabilities are measured using Level 2 fair value inputs.
(2) Derivative assets are included in other current assets.
(3) Derivative liabilities are included in accrued liabilities.
Foreign Exchange
For a description of the Company’s usage of derivatives and related accounting policy for these instruments, see Note 1 to the Annual Financial Statements.
The Company enters into forward and option contracts to hedge exposures relating to anticipated foreign currency transactions consisting of Canadian dollar payroll costs. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in AOCI and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income (loss). As at August 31, 2018 and August 31, 2017, the outstanding derivatives designated as cash flow hedges were considered to be fully effective. The maturity dates of these instruments range from September 2018 to May 2019. As at August 31, 2018, the net unrealized loss on these forward and option contracts (including option premiums paid) was $1 million (February 28, 2018 - net unrealized loss of $1 million). Unrealized gains associated with these contracts were recorded in other current assets and AOCI. Unrealized losses were recorded in accrued liabilities and AOCI. Option premiums were recorded in AOCI. As at August 31, 2018, the Company estimates that approximately $1 million of net unrealized losses including option premiums on these forward and option contracts will be reclassified into income (loss) within the next 12 months.
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive income (loss) for the three and six months ended August 31, 2018:

	Amount of Gain (Loss) Recognized in Other Comprehensive Income (Loss) on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
			Three Months Ended August 31, 2018	Six Months Ended August 31, 2018
Foreign exchange contracts	$(2)	Selling, marketing and administration	$(1)	$(2)
Total	$(2)		$(1)	$(2)

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive income (loss) for the three and six months ended August 31, 2017:

	Amount of Gain (Loss) Recognized in Other Comprehensive Income (Loss) on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
			Three Months Ended August 31, 2017	Six Months Ended August 31, 2017
Foreign exchange contracts	$2	Selling, marketing and administration	$—	$—
Total	$2		$—	$—
As part of its currency risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign exchange forward contracts to economically hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, euro, and British pound. These contracts are not subject to hedge accounting, and any realized and unrealized gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the foreign currency denominated asset or liability. The maturity dates of these instruments range from September 2018 to November 2018. As at August 31, 2018, there were no unrealized gains or losses recorded in respect of these instruments (February 28, 2018 - nil). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.
The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statements of operations for the three and six months ended August 31, 2018 and August 31, 2017:

		Amount of Gain (Loss) in Income on Derivative Instruments
		Three Months Ended		Six Months Ended
	Location of Gain (Loss) Recognized in Income on Derivative Instruments	August 31, 2018	August 31, 2017	August 31, 2018	August 31, 2017
Foreign exchange contracts	Selling, marketing and administration	$1	$(4)	$4	$(8)
Total		$1	$(4)	$4	$(8)
Selling, marketing and administration expense for the three and six months ended August 31, 2018 included $2 million and $2 million, respectively, in losses with respect to foreign exchange net of balance sheet revaluation (three and six months ended August 31, 2017 - gains of $4 million and $5 million, respectively).
Credit Risk
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at August 31, 2018, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains, was nil (February 28, 2018 - nil). As at August 31, 2018, the Company had a total credit risk exposure across all counterparties with outstanding or unsettled foreign exchange derivative instruments of nil on a notional value of nil (February 28, 2018 - total credit risk exposure of nil on a notional value of nil).
The Company maintains Credit Support Annexes (“CSAs”) with several of its counterparties. These CSAs require the outstanding net position of all contracts be made whole by the paying or receiving of collateral to or from the counterparties on a daily basis, subject to exposure and transfer thresholds. As at August 31, 2018, the Company had $1 million in collateral posted to counterparties (February 28, 2018 - $1 million in collateral posted).

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at August 31, 2018, no single issuer represented more than 19% of the total cash, cash equivalents and investments (February 28, 2018 - no single issuer represented more than 19% of the total cash, cash equivalents and investments), and the largest single issuer was the U.S. Department of the Treasury.
Interest Rate Risk
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the Debentures (as defined in Note 8) with a fixed 3.75% interest rate. The fair value of the Debentures will fluctuate with changes in prevailing interest rates. Consequently, the Company is exposed to interest rate risk as a result of the long-term nature of the Debentures. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio or changes in market value of the Debentures.

5.	CONSOLIDATED BALANCE SHEETS DETAILS
Accounts receivable, net
The allowance for doubtful accounts as at August 31, 2018 was $23 million (February 28, 2018 - $24 million).
There were two customers that individually comprised more than 10% of accounts receivable as at August 31, 2018 (February 28, 2018 - no customer comprised more than 10%).
Other current assets
As at August 31, 2018, other current assets include items such as deferred commissions, and prepaid expenses, among other items, none of which were greater than 5% of the current assets balance in all periods presented.
Property, plant and equipment, net
Property, plant and equipment comprised the following:

	As at
	August 31, 2018	February 28, 2018
Cost
Buildings, leasehold improvements and other	$61	$60
BlackBerry operations and other information technology	191	186
Manufacturing, repair and research and development equipment	73	73
Furniture and fixtures	9	9
	334	328
Accumulated amortization	271	264
Net book value	$63	$64

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Intangible assets, net
Intangible assets comprised the following:

	As at August 31, 2018
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$680	$542	$138
Intellectual property	422	233	189
Other acquired intangibles	197	102	95
	$1,299	$877	$422
	As at February 28, 2018
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$682	$512	$170
Intellectual property	411	212	199
Other acquired intangibles	197	89	108
	$1,290	$813	$477
Other acquired intangible assets include items such as customer relationships and brand.
For the six months ended August 31, 2018, amortization expense related to intangible assets amounted to $70 million, (six months ended August 31, 2017 - $75 million). During the six months ended August 31, 2018, additions to intangible assets primarily consisted of payments for intellectual property relating to patent maintenance, registration and licenses.
Based on the carrying value of the identified intangible assets as at August 31, 2018 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2019 and each of the four succeeding years is expected to be as follows: 2019 - $58 million; 2020 - $96 million; 2021 - $75 million; 2022 - $56 million; and 2023 - $33 million.
The weighted average remaining useful lives of the intangible assets are as follows:

As at
	August 31, 2018	February 28, 2018
Acquired technology	2.8 years	3.2 years
Intellectual property	6.5 years	7.0 years
Other acquired intangibles	3.9 years	4.4 years
Impairment of long-lived assets
A long-lived asset (“LLA”) impairment charge is recognized when the carrying value exceeds the fair value of an asset group, The Company recorded a charge of $11 million relating to LLA impairment during the second quarter of fiscal 2018, applicable to certain prepaid royalty arrangements associated with the Company’s sale of handheld devices. There were no LLA impairment charges during the three and six months ended August 31, 2018.
Goodwill
Changes to the carrying amount of goodwill were as follows:

Carrying Amount
Carrying amount as at February 28, 2018	$569
Effect of foreign exchange on non-U.S. dollar denominated goodwill	(3)
Carrying amount as at August 31, 2018	$566

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Other long-term assets
The Company’s other long-term assets comprised the following:

	As at
	August 31, 2018	February 28, 2018
Long-term intellectual property licensing receivable	$25	$25
Deferred commissions, non-current	8	3
	$33	$28
The Company has a long-term intellectual property licensing receivable comprising a series of future amounts owing from a single licensee. As the amounts of the receivable are long-term in nature, the Company initially measured the payments at fair value using an effective interest rate of 4.5%, and will record interest income over time to arrive at the total face value of the remaining payments of $27 million.
Accrued liabilities
Accrued liabilities comprised the following:

	As at
	August 31, 2018	February 28, 2018
Variable incentive accrual	$19	$40
Other	143	165
	$162	$205
Other accrued liabilities include, among other items, accrued royalties, current Resource Alignment Program (“RAP”) liability, accrued vendor liabilities, accrued carrier liabilities and payroll withholding taxes, none of which were greater than 5% of the current liabilities balance.
Other long-term liabilities
Other long-term liabilities consists of the present value of accrued future lease payments associated with the RAP as described in Note 6.

6.	RESTRUCTURING AND INTEGRATION
Resource Alignment Program
In fiscal 2016, the Company commenced the RAP for its device software, hardware and applications business with the objectives of reallocating Company resources to capitalize on growth opportunities, providing the operational ability to better leverage contract research and development services relating to its handheld devices, and reaching sustainable profitability. Other charges and cash costs may occur as programs are implemented or changes are completed.
The following table sets forth the activity in the Company’s RAP liability for the six months ended August 31, 2018:

	Employee Termination Benefits	Facilities Costs	Other Charges(1)	Total
Balance as at February 28, 2018	$1	$39	$2	$42
Charges incurred	6	1	—	7
Cash payments made	(6)	(10)	(2)	(18)
Balance as at August 31, 2018	$1	$30	$—	$31

Current portion	$1	$13	$—	$14
Long-term portion	—	17	—	17
	$1	$30	$—	$31
(1) Other charges consist of costs associated with redundant systems from acquisitions that are being integrated into a single solution, and the effect of foreign exchange.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The long-term portion of the RAP liability is recorded at fair value, determined by measuring the remaining payments at present value using an effective interest rate of 2.0%, and the Company recording interest expense over time to arrive at the total face value of the remaining payments.
The RAP charges included employee termination benefits, facilities and manufacturing network simplification costs as well as integration costs related to the transition and alignment of facilities and systems to the Company’s focus on its enterprise software business. Total charges, including non-cash charges incurred in the three and six months ended August 31, 2018 and August 31, 2017, were as follows:

	Three Months Ended		Six Months Ended
	August 31, 2018	August 31, 2017	August 31, 2018	August 31, 2017
Cost of sales	$1	$3	$1	$6
Research and development	—	1	2	4
Selling, marketing and administration	3	14	5	25
Total RAP charges	$4	$18	$8	$35

7.	INCOME TAXES
For the six months ended August 31, 2018, the Company’s net effective income tax expense rate was approximately 13% compared to a net effective income tax rate of 1% for the six months ended August 31, 2017. The Company’s income tax rate reflects the fact that the Company has a significant valuation allowance against its deferred income tax assets, and in particular, the change in fair value of the Debentures, amongst other items, is offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
The Company’s total unrecognized income tax benefits as at August 31, 2018 were $81 million (February 28, 2018 - $73 million). As at August 31, 2018, $66 million of the unrecognized income tax benefits have been netted against deferred income tax assets and $15 million has been recorded within income taxes payable on the Company’s consolidated balance sheets.
On December 22, 2017, the United States enacted tax reform legislation through the Tax Cuts and Jobs Act (the “Tax Act”). During the six months ended August 31, 2018, the Company monitored provisional amounts recorded under the Tax Act against actual and potential guidance and interpretation issued by the U.S. Internal Revenue Service and state taxing authorities. No significant changes were made to these calculations in the six months ended August 31, 2018. The Company expects to account for any changes in estimates for its previously recorded Tax Act provisions on a prospective basis.
While the Company’s U.S. activities are subject to a U.S. federal tax rate of 21%, effective January 1, 2018, the Company also continues to assess other areas of the Tax Act for significant impacts on its estimated average annual effective tax rate and accounting policies, such as the base erosion anti-abuse tax. As at August 31, 2018, the Company has incorporated the relevant Tax Act items that became effective on January 1, 2018 into its quarterly provision calculation.
The Company is subject to ongoing examination by tax authorities in certain jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes as well as the provisions for indirect and other taxes and related penalties and interest. While the final resolution of audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations.

8.	LONG-TERM DEBT
3.75% Convertible Debentures
On September 7, 2016, Fairfax Financial Holdings Limited (“Fairfax”) and other institutional investors invested in the Company through a private placement of new debentures in an aggregate amount of $605 million (the “Debentures”).
Interest on the Debentures is payable quarterly in arrears at a rate of 3.75% per annum. The Debentures mature on November 13, 2020, and each $1,000 of Debentures is convertible at any time into 100 common shares of the Company

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

for a total of 60.5 million common shares at a price of $10.00 per share for all Debentures, subject to adjustments. Covenants associated with the Debentures include limitations on the Company’s total indebtedness.
Under specified events of default, the outstanding principal and any accrued interest on the Debentures become immediately due and payable upon request of holders holding not less than 25% of the principal amount of the Debentures then outstanding. During an event of default, the interest rate rises to 7.75% per annum.
The Debentures are subject to a change of control provision whereby the Company would be required to make an offer to repurchase the Debentures at 115% of par value if a person or group (not affiliated with Fairfax) acquires 35% of the Company’s outstanding common shares, acquires all or substantially all of its assets, or if the Company merges with another entity and the Company’s existing shareholders hold less than 50% of the common shares of the surviving entity.
The following table summarizes the changes in fair value of the Debentures for the six months ended August 31, 2018:

As At
August 31, 2018
Balance as at February 28, 2018	$782
Change in fair value of the Debentures	(43)
Balance as at August 31, 2018	$739
The difference between the fair value of the Debentures and the unpaid principal balance of $605 million is $134 million.  The fair value of the Debentures is measured using Level 2 fair value inputs.
As a result of the adoption of ASU 2016-01, the Company recognized the cumulative change in fair value of the Debentures from instrument-specific credit risk as of March 1, 2018 of approximately $14 million, through a cumulative decrease to AOCI, as described in Note 1.
The following table shows the impact of the change in fair value of the Debentures for the three and six months ended August 31, 2018 and August 31, 2017:

	Three Months Ended		Six Months Ended
	August 31, 2018	August 31, 2017	August 31, 2018	August 31, 2017
Income (charge) associated with the change in fair value from non-credit components recorded in the statement of operations (1)	$70	$70	$42	$(148)
Income (charge) associated with the change in fair value from instrument-specific credit components recorded in AOCI	1	—	1	—
Total decrease (increase) in the fair value of the Debentures	$71	$70	$43	$(148)
(1) Prior to the adoption of ASU 2016-01 on March 1, 2018, the change in fair value from instrument-specific credit components of the Debentures was recorded in the statement of operations for the three and six months ended August 31, 2017.
For the three and six months ended August 31, 2018, the Company recorded interest expense related to the Debentures of $6 million and $11 million, respectively, which has been included in investment income in the Company’s consolidated statements of operations (three and six months ended August 31, 2017 - $6 million and $12 million, respectively).
Fairfax, a related party under U.S. GAAP, owns a $500 million principal amount of the Debentures. As such, the payment of interest on the Debentures represents a related-party transaction. Fairfax receives interest at the same rate as other Debenture holders.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

9.	CAPITAL STOCK

(a)	Capital stock
The following details the changes in issued and outstanding common shares for the six months ended August 31, 2018:

	Capital Stock and Additional Paid-in Capital
	Stock Outstanding (000s)	Amount
Common shares outstanding as at February 28, 2018	536,734	$2,560
Stock-based compensation	—	38
Exercise of stock options	26	—
Common shares issued for restricted share units settlements	817	—
Common shares issued for employee share purchase plan	191	2
Common shares outstanding as at August 31, 2018	537,768	$2,600
The Company had 538 million common shares, 1 million options to purchase common shares, 24 million RSUs and 0.7 million deferred share units outstanding as at September 25, 2018. In addition, 60.5 million common shares are issuable upon conversion in full of the Debentures as described in Note 8.
On June 23, 2017, the Company announced that it received acceptance from the Toronto Stock Exchange with respect to a normal course issuer bid to purchase for cancellation up to 31 million common shares of the Company, or approximately 6.4% of the outstanding public float at May 31, 2017. During the six months ended August 31, 2017, the Company repurchased approximately 2 million common shares at a cost of approximately $17 million. The Company recorded a reduction of approximately $9 million to capital stock and the amount paid in excess of the per share paid-in capital of the common shares of approximately $8 million was charged to retained earnings. All common shares repurchased by the Company pursuant to the normal course issuer bid have been canceled. During the six months ended August 31, 2018, the Company did not repurchase any common shares. The common share repurchase program expired on June 26, 2018.

(b)	Stock-based compensation
Restricted Share Units
The Company recorded compensation expense with respect to restricted share units (“RSUs”) of approximately $19 million and $38 million for the three and six months ended August 31, 2018 (three and six months ended August 31, 2017 - $11 million and $24 million, respectively).
The following table sets forth the Company’s RSU activity for the six months ended August 31, 2018:

	RSUs Outstanding
	Number (000s)	Weighted- Average Grant Date Fair Value	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (millions)
Balance as at February 28, 2018	14,932	$7.87
Granted during the period	10,311	9.20
Vested during the period	(817)	8.97
Forfeited/canceled during the period	(597)	8.79
Balance as at August 31, 2018	23,829	$8.38	1.39	$254
Expected to vest as at August 31, 2018	22,874	$8.34	1.39	$244
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of the Company’s common shares on August 31, 2018) that would have been received by RSU holders if all RSUs had vested on August 31, 2018.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

As at August 31, 2018, there was $110 million of unrecognized compensation expense related to RSUs that will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 2.05 years.
During the six months ended August 31, 2018, there were 10,311,101 RSUs granted (six months ended August 31, 2017 - 523,452), all of which will be settled upon vesting by the issuance of new common shares.
2019 Executive Chair Incentive Grant
In the first quarter of fiscal 2019, the Board approved an agreement to grant a time-based equity award, a long-term market performance-based equity award and a contingent cash award (together, the “2019 Executive Chair Grant”) to the Company’s Executive Chair and CEO as an incentive to remain as Executive Chair until November 3, 2023. The expense associated with the time-based equity award and market performance-based equity award is included in the compensation expense noted above. The equity and liability components of the agreement are summarized below:
Time-Based Equity Award
The time-based equity award consists of 5 million time-based RSUs that will vest annually in five equal tranches beginning on November 3, 2019.
Market Performance-Based Equity Award
The market performance-based equity award consists of five tranches, each of 1 million market-condition RSUs that will become earned and vested in increments of 1 million RSUs when the 10-day average closing price of the Company’s common shares on the New York Stock Exchange reaches $16, $17, $18, $19 and $20, respectively. The grant date fair value and the derived service period for each of the market condition equity awards was determined through the use of a Monte Carlo simulation model. Should the target price of an award be reached prior to the derived service date, the remaining unrecognized compensation cost for the award will be accelerated and recorded at that time. Any market-condition RSUs that have not been earned before November 3, 2023 will terminate on such date.
Contingent Cash Award
The contingent cash award consists of a cash amount of $90 million that becomes payable should the 10-day average closing price of the Company’s common shares on the New York Stock Exchange reach $30. As the award is triggered by the Company’s share price, it is considered stock-based compensation and accounted for as a share-based liability award, the fair value of which is determined at each reporting period end utilizing an option pricing model and the associated compensation expense for the reporting period recorded. If unearned, the contingent cash award will terminate on November 3, 2023. See also the discussion under “Other contingencies” in Note 12. The Company recorded compensation expense with respect to the contingent cash award of approximately $1 million for the three and six months ended August 31, 2018. The liability recorded in respect to the award was $1 million as at August 31, 2018 and is included within accrued liabilities.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

10.	EARNINGS (LOSS) PER SHARE
The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three Months Ended		Six Months Ended
	August 31, 2018	August 31, 2017	August 31, 2018	August 31, 2017
Net income (loss) for basic earnings (loss) per share available to common shareholders	$43	$19	$(17)	$690
Less: Debentures fair value adjustment (1)(2)	(70)	(70)	(42)	—
Add: Interest expense on Debentures (1)(2)	6	6	11	—
Net income (loss) for diluted earnings (loss) per share available to common shareholders	$(21)	$(45)	$(48)	$690

Weighted average number of shares outstanding (000s) - basic	537,299	531,381	537,136	531,234
Effect of dilutive securities (000s)
Stock-based compensation (3)(4)(5)	—	—	—	14,898
Conversion of Debentures (1)(2)	60,500	60,500	60,500	—
Weighted average number of shares and assumed conversions (000s) - diluted (4)	597,799	591,881	597,636	546,132
Earnings (loss) per share - reported
Basic	$0.08	$0.04	$(0.03)	$1.30
Diluted (4)	$(0.04)	$(0.08)	$(0.08)	$1.26
(1) The Company has not presented the dilutive effect of the Debentures using the if-converted method in the calculation of earnings (loss) per share for the six months ended August 31, 2017, as to do so would be antidilutive. See Note 8 for details on the Debentures.
(2) The Company has presented the dilutive effect of the Debentures using the if-converted method, assuming conversion at the beginning of the quarter for the three and six months ended August 31, 2018 and three months ended August 31, 2017. Accordingly, to calculate diluted earnings (loss) per share, the Company adjusted net income (loss) by eliminating the fair value adjustment made to the Debentures and interest expense incurred on the Debentures in the three and six months ended August 31, 2018 and three months ended August 31, 2017, and added the number of shares that would have been issued upon conversion to the diluted weighted average number of shares outstanding. See Note 8 for details on the Debentures.
(3) The Company has not presented the dilutive effect of in-the-money options and RSUs that will be settled upon vesting by the issuance of new common shares in the calculation of earnings (loss) per share for the three and six months ended August 31, 2018, and three months ended August 31, 2017 as to do so would be antidilutive.
(4) The Company’s Consolidated Financial Statements for the three and six months ended August 31, 2017, included in the calculation of diluted shares for the three months ended August 31, 2017 the effect of in-the-money options and RSUs which, if included after accounting for the dilutive effect of the Debentures using the if-converted method instead of before, is antidilutive. The Company previously calculated a weighted average of 606,645 thousand diluted shares and a diluted loss per share of $0.07 for three months ended August 31, 2017, a difference of 14,764 thousand shares and approximately $0.01 loss per share from the above.
(5) The Company has presented the dilutive effect of in-the-money options and RSUs that will be settled upon vesting by the issuance of new common shares in the calculation of earnings (loss) per share for the six months ended August 31, 2017. As at August 31, 2017, there were 1,240,054 options and 20,199,575 RSUs outstanding that were in-the-money and may have a dilutive effect on earnings (loss) per share in future periods.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

11.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The changes in AOCI by component, net of tax, for the six months ended August 31, 2018 were as follows:

	Foreign Currency Cumulative Translation Adjustment	Accumulated Net Unrealized Gains (Losses) on Cash Flow Hedges	Other Post-Employment Benefit Obligations	Accumulated Net Unrealized Gains (Losses) on Available-for-Sale Investments	Change in fair value from instrument-specific credit risk on Debentures	Total
AOCI as at February 28, 2018	$(1)	$(1)	$(1)	$(7)	$—	$(10)
Cumulative impact of adoption of ASU 2016-01	—	—	—	8	(14)	(6)
Other comprehensive income (loss) before reclassifications	(4)	(2)	—	1	1	(4)
Amounts reclassified from AOCI into income (loss)	—	2	—	—	—	2
Other comprehensive income (loss) for the period	(4)	—	—	9	(13)	(8)
AOCI as at August 31, 2018	$(5)	$(1)	$(1)	$2	$(13)	$(18)
During the three and six months ended August 31, 2018, $1 million and $2 million, respectively, in losses (pre-tax and post-tax) associated with cash flow hedges were reclassified from AOCI into selling, marketing and administration costs.

12.	COMMITMENTS AND CONTINGENCIES

(a)	Letters of credit
The Company had $29 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business as of August 31, 2018. See the discussion of restricted cash in Note 2.

(b)	Qualcomm arbitration award
On April 20, 2016, the Company and Qualcomm Incorporated (“Qualcomm”) entered into an agreement to arbitrate a dispute regarding whether Qualcomm’s agreement to cap certain royalties applied to payments made by the Company under a license between the parties. The binding arbitration hearing was held from February 27, 2017 to March 3, 2017 under the Judicial Arbitration and Mediation Services rules in San Diego, California. On April 11, 2017, the arbitration panel issued an interim decision, finding in favour of the Company. Subsequently, the Company reached an agreement with Qualcomm resolving all amounts payable in connection with the interim arbitration decision. Following a joint stipulation by the parties, the arbitration panel issued a final award on May 26, 2017 providing for the payment by Qualcomm to the Company of a total amount of $940 million including interest and attorneys’ fees, which was net of $22 million in certain royalties owed by the Company to Qualcomm for calendar 2016 and the first quarter of calendar 2017 previously recorded within accrued liabilities on the consolidated balance sheets.
Approximately $815 million of the arbitration award represents the return of royalty overpayments. This amount was recorded within Qualcomm arbitration award on the consolidated statements of operations in the first quarter of fiscal 2018. In the first quarter of fiscal 2018, the Company also recorded on the consolidated statements of operations, recoveries of legal expenses of approximately $8 million included in selling, marketing and administration, and $139 million of interest income within investment income, net, for a total gain associated with the award of $962 million.

(c)	Contingencies
Litigation
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been, and will likely continue to be, necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the Company’s unaudited Annual Information Form for the fiscal year ended February 28, 2018, which is included in the Company’s Annual Report on Form 40-F, including the risk factors entitled “Litigation against the Company may result in adverse outcomes” and “The Company could be found to have infringed on the intellectual property rights of others”.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
As of August 31, 2018, with the exception noted below relating to the GTC Lawsuit (as defined below), there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable; therefore, no accrual has been made. Further, there are claims outstanding for which the Company has assessed the potential loss as reasonably possible to result; however, an estimate of the amount of loss cannot reasonably be made. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: the early stages of a proceeding does not require the claimant to specifically identify the patent that has allegedly been infringed; damages sought are unspecified, unsupportable, unexplained or uncertain; discovery has not been started or is incomplete; the facts that are in dispute are highly complex (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour intensive and highly technical process); the difficulty of assessing novel claims; the parties have not engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of litigation.
Though they do not meet the test for accrual described above, the Company has included the following summaries of certain of its legal proceedings that it believes may be of interest to its investors.
Between October and December 2013, several purported class action lawsuits and one individual lawsuit were filed against the Company and certain of its former officers in various jurisdictions in the U.S. and Canada alleging that the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects and that certain of the Company’s financial statements contain material misstatements. The individual lawsuit was voluntarily dismissed.
On March 14, 2014, the four putative U.S. class actions were consolidated in the U.S. District Court for the Southern District of New York, and on May 27, 2014, a consolidated amended class action complaint was filed. On March 13, 2015, the Court issued an order granting the Company’s motion to dismiss. The Court denied the plaintiffs’ motion for reconsideration and for leave to file an amended complaint on November 13, 2015. On August 24, 2016, the U.S. Court of Appeals for the Second Circuit affirmed the District Court order dismissing the complaint, but vacated the order denying leave to amend and remanded to the District Court for further proceedings in connection with the plaintiffs’ request for leave to amend. The Court granted the plaintiffs’ motion for leave to amend on September 13, 2017. On September 29, 2017, the plaintiffs filed a second consolidated amended class action complaint (the “Second Amended Complaint”), which added the Company’s Chief Legal Officer as a defendant. The Court denied the motion to dismiss the Second Amended Complaint on March 19, 2018. During the first quarter of fiscal 2019, the U.S. class actions lawsuit proceeded to Discovery.
On July 23, 2014, the plaintiffs in the putative Ontario class action filed a motion for certification and leave to pursue statutory misrepresentation claims. On November 16, 2015, the Ontario Superior Court of Justice issued an order granting the plaintiffs’ motion for leave to file a statutory claim for misrepresentation. On December 2, 2015, the Company filed a notice of motion seeking leave to appeal this ruling. On January 22, 2016, the court postponed the hearing on the plaintiffs’ certification motion to an undetermined date after asking the Company to file a motion to dismiss the claims of the U.S. plaintiffs for forum non conveniens. Briefing is complete and the parties are waiting for a hearing date from the Court. Trial court proceedings are on hold until all appeals related to the order granting the plaintiffs’ motion for leave to amend are exhausted.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

On October 12, 2015, a group of Good Technology Corporation’s (“Good’s”) institutional investors filed a putative class action lawsuit on behalf of Good’s common shareholders against members of Good’s former board of directors (the “GTC Directors”) related to the Company’s acquisition of Good (the “GTC Lawsuit”). The plaintiffs allege that the GTC Directors breached their fiduciary duty by engaging in a self-interested transaction that benefited the preferred shareholders at the expense of the common shareholders. The plaintiffs are seeking monetary damages, as well as rescission of the merger agreement between Good and the Company. While neither Good nor the Company are parties to the GTC Lawsuit, Good has certain obligations to indemnify some of the defendants and is providing a defense. On October 29, 2015, Good filed a complaint alleging that the plaintiffs breached their contractual obligations under a voting agreement providing that, in the event of a sale transaction that was approved by both the GTC Directors and a majority of the Good preferred shareholders, the plaintiffs were required to vote their shares in favour of the transaction and refrain from exercising any appraisal or dissent rights (the “Voting Rights Lawsuit”). Good alleges that the filing of the GTC Lawsuit was a breach of the voting agreement. On December 31, 2015, several Good shareholders filed a petition seeking appraisal against Good (the “Appraisal Lawsuit”). On August 25, 2016, the Court granted the plaintiff’s motion for leave to file an amended complaint in the GTC Lawsuit naming additional defendants, including JP Morgan Chase and various venture capital funds whose designees were Good directors (the “Fund Defendants”). Good and the Company are not named in the amended complaint. On May 23, 2017, the plaintiffs reached a tentative settlement with the GTC Directors and Fund Defendants of the GTC Lawsuit. On May 31, 2017, the plaintiffs and JP Morgan Chase reached a tentative settlement of the GTC Lawsuit. On July 24, 2017, Good, the petitioners in the Appraisal Lawsuit and the defendants in the Voting Rights Lawsuit entered into an Agreement of Settlement, Dismissal, and Release and filed same with the court. On August 8, 2017, the Court issued an order granting the parties’ settlement terms. On August 18, 2017, the Company and JP Morgan Chase entered into a Settlement Funding Agreement, by which the Company agreed to fund JP Morgan Chase’s settlement with the plaintiffs. On August 22, 2017, JP Morgan Chase and the plaintiffs filed a Stipulation and Agreement of Compromise and Settlement with the Court. The Court approved the settlement between plaintiffs and JP Morgan Chase and entered a Final Judgment on April 5, 2018. On November 9, 2017, the Company filed a demand for arbitration seeking the release of funds from an escrow fund account established when the Company acquired Good to indemnify the Company for certain costs incurred in connection with the defense and settlement of the GTC Lawsuit and the Appraisal Lawsuit. On August 15, 2018, all parties entered into a Global Settlement Agreement resolving all remaining disputes. The Court has scheduled a final approval hearing for November 5, 2018.
The GTC Lawsuit is stayed pending court approval of all tentative settlements. During the first quarter of fiscal 2018, the Company accrued $10 million for legal costs related to litigation arising out of its acquisition of Good. As a result of the Global Settlement Agreement reached in the second quarter of fiscal 2019, the Company recorded a recovery of $2 million against this accrual.
Other contingencies
In the first quarter of fiscal 2019, the Board approved the 2019 Executive Chair Grant. As part of the agreement, the Company’s Executive Chair and CEO is entitled to receive a contingent performance-based cash award in the amount of $90 million that will become earned and payable should the 10-day average closing price of the Company’s common shares on the New York Stock Exchange reach $30 before November 3, 2023. As the award is triggered by the Company’s share price, it is considered stock-based compensation and accounted for as a share-based liability award. See further discussion under “Contingent Cash Award” in Note 9.

(d)	Concentrations in certain areas of the Company’s business
The Company attempts to ensure that most components essential to the Company’s business are generally available from multiple sources; however, certain components are currently obtained from limited sources within a competitive market, which subjects the Company to significant supply, availability and pricing risks. The Company has also entered into various agreements for the supply of components, the manufacturing of its products and agreements that allow the Company to use intellectual property owned by other companies; however, there can be no guarantee that the Company will be able to extend or renew these agreements on similar terms, or at all. Therefore, the Company remains subject to risks of supply shortages and intellectual property litigation risk.

(e)	Indemnifications
The Company enters into certain agreements that contain indemnification provisions under which the Company could be subject to costs and damages, including in the event of an infringement claim against the Company or an indemnified third party. Such intellectual property infringement indemnification clauses are generally not subject to any dollar limits and remain in effect for the term of the Company’s agreements. To date, the Company has not encountered material costs as a result of such indemnifications.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The Company has entered into indemnification agreements with its current and former directors and executive officers. Under these agreements, the Company agreed, subject to applicable law, to indemnify its current and former directors and executive officers against all costs, charges and expenses reasonably incurred by such individuals in respect of any civil, criminal or administrative action that could arise by reason of their status as directors or officers. The Company maintains liability insurance coverage for the benefit of the Company, and its current and former directors and executive officers. The Company has not encountered material costs as a result of such indemnifications in the current period. See the Company’s Management Information Circular for fiscal 2018 for additional information regarding the Company’s indemnification agreements with its current and former directors and executive officers.

13.	REVENUE AND SEGMENT DISCLOSURES
Revenue
The Company disaggregates revenue from contracts with customers based on geographical regions, timing of revenue recognition, and the major product and service types as described in Note 1. The Company’s revenue, classified by major geographic region in which the Company’s customers are located, was as follows:

	Three Months Ended		Six Months Ended
	August 31, 2018 (1)	August 31, 2017 (2)	August 31, 2018 (1)	August 31, 2017 (2)
North America (3)	$133	$133	$272	$260
Europe, Middle East and Africa	53	76	105	146
Other regions	24	29	46	67
Total	$210	$238	$423	$473

North America (3)	63.3%	55.9%	64.3%	55.0%
Europe, Middle East and Africa	25.3%	31.9%	24.8%	30.8%
Other regions	11.4%	12.2%	10.9%	14.2%
Total	100.0%	100.0%	100.0%	100.0%
(1) As reported under the new revenue recognition standard, ASC 606.
(2) Comparative information has not been restated and continues to be reported under the accounting standards in effect for previous periods.
(3) North America includes all revenue from the Company’s intellectual property arrangements, due to the global applicability of the patent portfolio and licensing arrangements thereof.
Total revenue, classified by product and service type, was as follows:

	Three Months Ended		Six Months Ended
	August 31, 2018 (1)	August 31, 2017 (2)	August 31, 2018 (1)	August 31, 2017 (2)
Enterprise software and services	$88	$91	$167	$183
BlackBerry Technology Solutions	49	38	96	74
Licensing, IP and other	56	56	119	88
Handheld devices	5	16	13	53
SAF	12	37	28	75
Total	$210	$238	$423	$473
(1) As reported under the new revenue recognition standard, ASC 606.
(2) Comparative information has not been restated and continues to be reported under the accounting standards in effect for previous periods.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Revenue, classified by timing of recognition, were as follows:

	Three Months Ended	Six Months Ended
	August 31, 2018	August 31, 2018
Products and services transferred over time	$120	$245
Products and services transferred at a point in time	90	178
Total	$210	$423
Revenue contract balances
The following table sets forth the activity in the Company’s revenue contract balances for the six months ended August 31, 2018:

	Accounts Receivable	Deferred Revenue	Deferred Commissions
Opening balance as at March 1, 2018 (as adjusted for ASC 606)	$151	$292	$21
Increases due to invoicing of new or existing contracts, associated contract acquisition costs, or other	353	295	9
Decreases due to payment, fulfillment of performance obligations, or other	(359)	(302)	(11)
Decrease, net	(6)	(7)	(2)
Closing balance as at August 31, 2018	$145	$285	$19
Transaction price allocated to the remaining performance obligations
The table below discloses the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied as at August 31, 2018 and the time frame in which the Company expects to recognize this revenue. The disclosure includes estimates of variable consideration, except when the variable consideration is a sales-based or usage-based royalty promised in exchange for a license of intellectual property.

	As at August 31, 2018
	Less than 12 Months	12 to 24 Months	Thereafter	Total
Remaining performance obligations	$289	$133	$133	$555
Revenue recognized for performance obligations satisfied in prior periods
For the three and six months ended August 31, 2018, $5 million and $11 million in revenue was recognized for performance obligations satisfied in previous periods.
Segment disclosures
The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by the CODM for making decisions and assessing performance as a source of the Company’s reportable operating segments. The CODM, who is the Executive Chair and CEO, reviews financial information, makes decisions and assesses the performance of the Company as a single operating segment.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Geographical distribution of assets
Property, plant and equipment and intangible assets and goodwill, classified by geographic regions in which the Company’s assets are located, were as follows:

	As at
	August 31, 2018		February 28, 2018
	Property, Plant and Equipment, Intangible Assets and Goodwill	Total Assets	Property, Plant and Equipment, Intangible Assets and Goodwill	Total Assets
Canada	$387	$637	$425	$640
United States	614	2,888	627	2,922
Other	50	177	58	218
	$1,051	$3,702	$1,110	$3,780
Information about major customers
There was one customer that comprised more than 10% of revenue during the three and six months ended August 31, 2018 (three and six months ended August 31, 2017 - one customer and no customer, respectively, comprised more than 10% of revenue).

BLACKBERRY LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED AUGUST 31, 2018
September 28, 2018
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of BlackBerry Limited (the “Company” or “BlackBerry”) for the three and six months ended August 31, 2018, as well as the Company’s audited consolidated financial statements and accompanying notes, and MD&A for the fiscal year ended February 28, 2018 (the “Annual MD&A”). The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the three and six months ended August 31, 2018 and up to and including September 28, 2018.
Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended February 28, 2018 (the “AIF”), which is included in the Company’s Annual Report on Form 40-F for the fiscal year ended February 28, 2018 (the “Annual Report”), can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•
the Company’s plans, strategies and objectives, including the anticipated benefits of its strategic initiatives and its intentions to grow revenue and increase and enhance its product and service offerings;

•
the Company’s expectations regarding its free cash flow, recurring total software and services revenue, excluding intellectual property (“IP”) and professional services, total software and services revenue growth, Enterprise software and services revenue, BTS revenue growth, IP revenue, BlackBerry Radar revenue, total software and services billings growth, BTS billings growth, Licensing, IP and other billings growth, Enterprise software and services billings growth and non-GAAP earnings per share for fiscal 2019;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company’s expectations with respect to the sufficiency of its financial resources.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify forward-looking statements in this MD&A, including in the sections entitled “Business Overview”, “Business Overview -Strategy ”, Second Quarter Fiscal 2019 Summary Results of Operations - Financial Highlights - Free Cash Flow”, “Results of Operations – Three months ended August 31, 2018 compared to three months ended August 31, 2017 - Consolidated Revenue”, “Results of Operations – Six months ended August 31, 2018 compared to six months ended August 31, 2017 – Net Income (Loss) ”, and “Financial Condition – Debenture Financing and Other Funding Sources”. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience, historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risk Factors” section of the AIF and the following:

•	the Company’s ability to enhance, develop, introduce or monetize products and services for the enterprise market in a timely manner with competitive pricing, features and performance;

•	the Company’s ability to maintain or expand its customer base for its software and services offerings to grow revenue or achieve sustained profitability;

1

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	the intense competition faced by the Company;

•	the occurrence or perception of a breach of the Company’s network or product security measures, or an inappropriate disclosure of confidential or personal information;

•	risks related to the Company’s continuing ability to attract new personnel, retain existing key personnel and manage its staffing effectively;

•	the Company’s dependence on its relationships with resellers and distributors;

•	the risk that network disruptions or other business interruptions could have a material adverse effect on the Company’s business and harm its reputation; and

•	risks related to acquisitions, divestitures, investments and other business initiatives, which may negatively affect the Company’s results of operations.
All of these factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the ongoing transition in the Company’s business strategy and the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the industries in which the Company operates. See “Business Overview - Strategy, Products and Services” in this MD&A, as well as the “Narrative Description of the Business - Strategy” section in the AIF.
The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
Business Overview
The Company is an enterprise software and services company focused on securing and managing Internet of Things (“IoT”) endpoints. Based in Waterloo, Ontario, the Company was founded in 1984 and operates in North America, Europe, Asia, Middle East, Latin America and Africa. The Company’s common shares trade under the ticker symbol “BB” on the Toronto Stock Exchange and the New York Stock Exchange.
Strategy
The Company is widely recognized for productivity and security innovations, and the Company believes that it delivers the most secure end-to-end mobile enterprise solutions in the market. With these core strengths, the Company’s broad portfolio of products and services is focused on serving enterprise customers, particularly in regulated industries.
The Company is focused on delivering an end-to-end software and services platform for the Enterprise of Things. The Company defines the Enterprise of Things as the network of devices, computers, vehicles, sensors, equipment and other connected endpoints within the enterprise that communicate with each other to enable smart business processes. The Company leverages many elements of its extensive technology portfolio to extend best-in-class security and reliability to its solutions for the Enterprise of Things, including unified endpoint management (“UEM”), embedded systems, crisis communications, enterprise applications, and related services, with hosting available on the Company’s global, scalable, secure network, as well as on public clouds.
The Company intends to continue to increase and enhance its product and service offerings through both strategic acquisitions and organic investments. The Company’s goal is to maintain its market leadership in the enterprise mobility segment by continuing to extend the functionality of its platform for the Enterprise of Things and, on top of this extensive foundation, deliver cybersecurity software and embedded solutions focused on strategic industry verticals.

2

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Products and Services
The Company’s core software and services offering is the BlackBerry Secure platform, which integrates a broad portfolio of enterprise communication technologies and safety-certified embedded solutions, including BlackBerry UEM, BlackBerry Dynamics, the QNX CAR Platform and Neutrino Operating System, AtHoc Alert, AtHoc Account, SecuSUITE, and BlackBerry Workspaces. BlackBerry UEM offers a “single pane of glass”, or unified console view, for managing and securing devices, applications, identity, content, and IoT endpoints across all leading operating systems. BlackBerry Dynamics offers a best-in-class development platform and secure container for mobile applications, including the Company’s own enterprise applications such as BlackBerry Work and BlackBerry Connect for secure collaboration. BlackBerry AtHoc provides secure, networked crisis communications solutions, and Secusmart provides secure voice and text messaging solutions with advanced encryption and anti-eavesdropping capabilities. The Company recently announced its forthcoming Enterprise of Things platform, BlackBerry Spark, designed and built for ultra-secure hyperconnectivity.
The BlackBerry QNX unit is a global provider of real-time operating systems, middleware, development tools, and professional services for connected embedded systems, primarily in the automotive, medical and industrial automation markets. A leader in software for automotive electronics, BlackBerry QNX offers a growing portfolio of certified safety-critical modules and platform solutions and is focusing on achieving design wins with automotive original equipment manufacturers, Tier 1 vendors and automotive semiconductor suppliers.
The Company also offers its BlackBerry Radar asset tracking solution, Paratek antenna tuning technology, Certicom cryptography and key management products, and its BlackBerry Messenger (“BBM”) Enterprise service, together with the BBM Enterprise SDK for the Communications Platform as a Service market.
The Company is also engaged in the development and licensing of the Company’s secure device software and the outsourcing to partners of all design, manufacturing, sales and customer support for BlackBerry-branded, and white label handsets. The Company intends to expand its security software and brand licensing program, under which the BlackBerry KEY2 and BlackBerry KEY2 LE, BlackBerry Evolve and Evolve X, BlackBerry KEYone, BlackBerry Aurora, and BlackBerry Motion smartphones have been launched to date, to include a broader set of devices and non-smartphone endpoints. The Company also licenses its other intellectual property assets, including certain of its patents as well as assets related to the BBM Consumer service.
In addition, the Company continues to generate service access fees (“SAF”) charged to subscribers using the Company’s legacy BlackBerry 7 and prior BlackBerry operating systems, and an allocation of revenue relating to service obligations and unspecified future software upgrades associated with BlackBerry 10 devices.
Please also see the “Narrative Description of the Business - Strategy” section in the AIF, which is included in the Annual Report.
Recent Developments
The Company continues to execute on its strategy in fiscal 2019 and announced the following achievements:

•	Announced new software and services as part of BlackBerry Spark, the Company’s new Enterprise of Things platform designed and built for ultra-secure hyperconnectivity;

•	Recognized as a leader in Gartner’s magic quadrant for unified endpoint management tools;

•	Recognized as a leader in the 2018 IDC MarketScape assessment of enterprise mobility management vendors;

•
Launched three new automotive software products certified to ISO 26262, the automotive industry’s functional safety standard: BlackBerry’s QNX Hypervisor for Safety, QNX Platform for ADAS 2.0, and QNX OS for Safety 2.0, enabling automakers to accelerate development timelines and reduce cost;

•
Announced that BlackBerry QNX software is embedded in the advanced driver assistance system, digital instrument clusters, connectivity modules, handsfree systems or infotainment systems of more than 120 million cars on the road;

•
Entered into a strategic partnership with Microsoft Corp. to offer enterprises BlackBerry Enterprise Bridge, a solution that integrates BlackBerry’s expertise in mobility and security with Microsoft’s cloud and productivity products;

•	Entered into a multi-year agreement with Jaguar Land Rover to collaborate and develop technology for the automotive manufacturer’s next-generation vehicles;

•	Collaborated with the Government of Canada to modernize their operations centers during G7 ministerial meetings and the 2018 G7 Summit;

•	Joined the OmniAir Consortium as an executive member to help advance the testing, certification, and deployment of technologies for connected vehicles and intelligent transportation systems;

•	Signed a technology and brand licensing deal for BlackBerry Secure with Swiss consumer electronics maker Punkt Tronics AG;

3

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•
Entered into a licensing agreement with Bullitt Group to embed BlackBerry cybersecurity technology into a range of highly-secure, rugged Caterpillar- and Land Rover-branded connected devices to be certified as “BlackBerry Secure”;

•	Entered into an arrangement with electric vehicle maker BYTON to license BlackBerry QNX technologies for the in-car experience within its first series of production vehicles;

•	Entered into a multi-year strategic relationship with Samsung Electronics Co. Ltd. to collaborate on integrated solutions to accelerate the digital transformation of their shared enterprise customers;

•	Launched a new ransomware recovery capability within BlackBerry Workspaces that allows organizations to quickly recover from cyberattacks;

•	Entered into a global independent software vendor partnership with Check Point Software Technologies Ltd. to mitigate cybersecurity threats; and

•	Entered into a partnership with L-SPARK to help small and medium-sized technology enterprises grow their businesses and bring new products to market using BlackBerry QNX technology.
2019 Executive Chair Incentive Grant
In the first quarter of fiscal 2019, the Company granted a time-based equity award, a long-term market performance-based equity award and a contingent cash award to the Company’s Executive Chair and CEO as an incentive to remain as Executive Chair until November 3, 2023.
The time-based equity award consists of five million time-based RSUs that will vest annually in five equal tranches beginning on November 3, 2019. The market performance-based equity award consists of five tranches, each of one million market-condition RSUs that will become earned and vested when the 10-day average closing price of the Company’s common shares on the New York Stock Exchange reaches $16, $17, $18, $19 and $20, respectively. Any market-condition RSUs that have not been earned before November 3, 2023 will terminate on such date. The contingent cash award consists of a cash amount of $90 million that will become payable when the 10-day average closing price of the Company’s common shares on the New York Stock Exchange reaches $30. If unearned, the contingent cash award will terminate on November 3, 2023.
Normal Course Issuer Bid
The common share repurchase program that the Company commenced on June 23, 2017 expired on June 26, 2018. Over the course of the program, the Company repurchased for cancellation approximately 2 million common shares for approximately $18 million. During the three months ended August 31, 2018, the Company did not repurchase any common shares.
Non-GAAP Financial Measures
The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis unless otherwise noted. On September 28, 2018, the Company announced financial results for the three and six months ended August 31, 2018, which included certain non-GAAP financial measures, including adjusted revenue, adjusted gross margin, adjusted gross margin percentage, adjusted EBITDA, adjusted EBITDA margin, adjusted income (loss) before income taxes, adjusted net income (loss) and adjusted earnings (loss) per share. The Company believes the presentation of these non-GAAP measures provides management and shareholders with important information regarding the Company’s financial performance due to the financial statement impact of the Company’s transformation from a hardware-focused handset manufacturer to an enterprise software and services company with recurring revenue streams.
For the three months ended August 31, 2018, these measures were adjusted for the following (collectively, the “Q2 Fiscal 2019 Non-GAAP Adjustments”) (all items pre-tax and after-tax):

•
the Q2 Fiscal 2019 Debentures Fair Value Adjustment (as defined below under “Second Quarter Fiscal 2019 Summary Results of Operations – Financial Highlights – Debentures Fair Value Adjustment”) of approximately $70 million;

•
restructuring charges from the Resource Allocation Program (“RAP”) and recoveries from Cost Optimization and Resource Efficiency (“CORE”) programs consisting of amounts associated with employee termination benefits, facilities, and certain other costs of approximately $3 million on a net basis;

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $4 million;

•	stock compensation expense of approximately $21 million;

•	amortization of intangible assets acquired through business combinations of approximately $22 million; and

•	business acquisition and integration costs recovered through business combinations of approximately $2 million.

4

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to assess the Company’s operating performance relative to its consolidated financial results in prior and future periods on a more comparable basis. Readers are cautioned that adjusted revenue, adjusted gross margin, adjusted gross margin percentage, adjusted EBITDA, adjusted EBITDA margin, adjusted income (loss) before income taxes, adjusted net income (loss), adjusted earnings (loss) per share and similar measures do not have any standardized meaning prescribed by U.S. GAAP and therefore might not be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are presented in the Consolidated Financial Statements and are described in this MD&A. A reconciliation from the most directly comparable U.S. GAAP measures to these non-GAAP financial measures for the three months ended August 31, 2018 was included in the Company’s press release dated September 28, 2018, and is reflected in the table below:

Q2 Fiscal 2019 Non-GAAP Adjustments		For the Three Months Ended August 31, 2018
		(in millions, except for per share amounts)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Income before income taxes	Net income	Basic earnings per share
As reported		$210	$161	76.7%	$44	$43	$0.08
Debentures fair value adjustment (1)	Debentures fair value adjustment	—	—	—%	(70)	(70)
Restructuring charges (2)	Cost of sales	—	1	0.4%	1	1
Restructuring charges (2)	Selling, marketing and administration	—	—	—%	2	2
Software deferred revenue acquired (3)	Revenue	4	4	0.5%	4	4
Stock compensation expense	Cost of sales	—	1	0.4%	1	1
Stock compensation expense	Research and development	—	—	—%	3	3
Stock compensation expense	Selling, marketing and administration	—	—	—%	17	17
Acquired intangibles amortization	Amortization	—	—	—%	22	22
Business acquisition and integration costs recovered	Selling, marketing and administration	—	—	—%	(2)	(2)
Adjusted		$214	$167	78.0%	$22	$21	$0.04

(1)	See “Second Quarter Fiscal 2019 Summary Results of Operations – Financial Highlights - Debentures Fair Value Adjustment”.

(2)	See “Second Quarter Fiscal 2019 Summary Results of Operations – Financial Highlights - Restructuring Charges”.

(3)	Included in Enterprise software and services revenue.
For the six months ended August 31, 2018, these non-GAAP measures were adjusted for the following (collectively, the “Fiscal 2019 Non-GAAP Adjustments”) (all items pre-tax and after-tax):

•
the Fiscal 2019 Debentures Fair Value Adjustment (as defined below under “Second Quarter Fiscal 2019 Summary Results of Operations – Financial Highlights – Debentures Fair Value Adjustment”) of approximately $42 million;

•
restructuring charges from RAP and recoveries from CORE programs consisting of amounts associated with employee termination benefits, facilities, and certain other costs of approximately $7 million on a net basis;

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $8 million;

•	stock compensation expense of approximately $39 million;

•	amortization of intangible assets acquired through business combinations of approximately $44 million; and

•	business acquisition and integration costs recovered through business combinations of approximately $1 million.

5

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

A reconciliation from the most directly comparable U.S. GAAP measures to the non-GAAP financial measures for the six months ended August 31, 2018 is reflected in the table below.

Fiscal 2019 Non-GAAP Adjustments		For the Six Months Ended August 31, 2018
		(in millions, except for per share amounts)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Income (loss) before income taxes	Net income (loss)	Basic earnings (loss) per share
As reported		$423	$322	76.1%	$(15)	$(17)	$(0.03)
Debentures fair value adjustment (1)	Debentures fair value adjustment	—	—	—%	(42)	(42)
Restructuring charges (2)	Cost of sales	—	1	0.3%	1	1
Restructuring charges (2)	Research and development	—	—	—%	2	2
Restructuring charges (2)	Selling, marketing and administration	—	—	—%	4	4
Software deferred revenue acquired (3)	Revenue	8	8	0.4%	8	8
Stock compensation expense	Cost of sales	—	2	0.5%	2	2
Stock compensation expense	Research and development	—	—	—%	6	6
Stock compensation expense	Selling, marketing and administration	—	—	—%	31	31
Acquired intangibles amortization	Amortization	—	—	—%	44	44
Business acquisition and integration costs recovered	Selling, marketing and administration	—	—	—%	(1)	(1)
Adjusted		$431	$333	77.3%	$40	$38	$0.07

(1)	See “Second Quarter Fiscal 2019 Summary Results of Operations – Financial Highlights - Debentures Fair Value Adjustment”.

(2)	See “Second Quarter Fiscal 2019 Summary Results of Operations – Financial Highlights - Restructuring Charges ”.

(3)	Included in Enterprise software and services revenue.
Similarly, on September 28, 2017, the Company announced financial results for the three and six months ended August 31, 2017, which included certain non-GAAP financial measures, including adjusted revenue, adjusted gross margin, gross margin percentage, adjusted EBITDA, adjusted income before income taxes, adjusted net income and adjusted earnings per share.
For the three months ended August 31, 2017, these measures were adjusted for the following (collectively, the “Q2 Fiscal 2018 Non-GAAP Adjustments”) (all items pre-tax and after tax):

•	a fair value adjustment associated with the Company’s convertible debentures of approximately $70 million;

•	a long-lived asset impairment charge (the “Fiscal 2018 LLA Impairment Charge”), recognized when the carrying value exceeds the fair value of an asset group of $11 million;

•	RAP charges of approximately $18 million;

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $11 million;

•	stock compensation expense of approximately $12 million;

•	amortization of intangible assets acquired through business combinations of approximately $24 million; and

•	business acquisition and integration costs incurred through business combinations of approximately $1 million.
For the six months ended August 31, 2017, these measures were adjusted for the following (collectively, the “Fiscal 2018 Non-GAAP Adjustments”) (all items pre-tax and after tax):

•	recovery of the overpayment of royalties from the Qualcomm arbitration award of $815 million;

•	interest income related to the overpayment of the above royalties of $139 million;

•	the Fiscal 2018 LLA Impairment Charge of $11 million;

•	a fair value adjustment associated with the Company’s convertible debentures of approximately $148 million (the “Fiscal 2018 Debentures Fair Value Adjustment”);

6

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	RAP charges of approximately $35 million;

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $20 million;

•	stock compensation expense of approximately $25 million;

•	amortization of intangible assets acquired through business combinations of approximately $49 million; and

•	business acquisition and integration costs incurred through business combinations of approximately $12 million.
A reconciliation from the most directly comparable U.S. GAAP measures to these non-GAAP financial measures for the three and six months ended August 31, 2017 was included in the Company’s press release, dated September 28, 2017, and is reflected in the table below.

		For the Three Months Ended August 31, 2017				For the Six Months Ended August 31, 2017
		(in millions)				(in millions)
	Income statement location	Revenue	Gross margin (before taxes)	Income before income taxes	Net income	Revenue	Gross margin (before taxes)	Income before income taxes	Net income
As reported		$238	$175	$23	$19	$473	$325	$695	$690
Debentures fair value adjustment	Debentures fair value adjustment	—	—	(70)	(70)	—	—	148	148
LLA impairment charge	Impairment of long-lived assets	—	—	11	11	—	—	11	11
RAP charges	Cost of sales	—	3	3	3	—	6	6	6
RAP charges	Research and development	—	—	1	1	—	—	4	4
RAP charges	Selling, marketing and administration	—	—	14	14	—	—	25	25
Software deferred revenue acquired (1)	Revenue	11	11	11	11	20	20	20	20
Stock compensation expense	Cost of sales	—	1	1	1		2	2	2
Stock compensation expense	Research and development	—	—	3	3	—	—	7	7
Stock compensation expense	Selling, marketing and administration	—	—	8	8	—	—	16	16
Acquired intangibles amortization	Amortization	—	—	24	24	—	—	49	49
Business acquisition and integration costs	Selling, marketing and administration	—	—	1	1	—	—	12	12
Qualcomm arbitration award	Qualcomm arbitration award	—	—	—	—	—	—	(815)	(815)
Qualcomm arbitration award	Investment income, net	—	—	—	—	—	—	(139)	(139)
Adjusted		$249	$190	$30	$26	$493	$353	$41	$36

(1)	Included in Enterprise software and services revenue

7

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company also reported adjusted EBITDA and adjusted EBITDA margin, as presented in the tables below, for the three and six months ended August 31, 2018 of $33 million and 15%, and $64 million and 15%, respectively. These are non-GAAP financial measures that do not have any standardized meaning as prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

	For the Three Months Ended August 31, 2018	For the Six Months Ended August 31, 2018
	(in millions)	(in millions)
Operating income (loss)	$39	$(26)
Non-GAAP adjustments to operating income (loss)
Debentures fair value adjustment	(70)	(42)
Restructuring charges	3	7
Software deferred revenue acquired	4	8
Stock compensation expense	21	39
Acquired intangibles amortization	22	44
Business acquisition and integration recovery	(2)	(1)
Total non-GAAP adjustments to operating income (loss)	(22)	55
Non-GAAP operating income	17	29
Amortization	38	79
Acquired intangibles amortization	(22)	(44)
Adjusted EBITDA	$33	$64
Adjusted revenue (per above)	214	431
Adjusted EBITDA margin	15%	15%
Adjusted EBITDA and adjusted EBITDA margin for the three and six months ended August 31, 2017 are reflected in the table below:

	For the Three Months Ended August 31, 2017	For the Six Months Ended August 31, 2017
	(in millions)	(in millions)
Operating income	$22	$558
Non-GAAP adjustments to operating income
Debentures fair value adjustment	(70)	148
LLA impairment	11	11
RAP charges	18	35
Software deferred revenue acquired	11	20
Stock compensation expense	12	25
Acquired intangibles amortization	24	49
Business acquisition and integration costs	1	12
Arbitration award	—	(815)
Total non-GAAP adjustments to operating income	7	(515)
Non-GAAP operating income	29	43
Amortization	45	96
Acquired intangibles amortization	(24)	(49)
Adjusted EBITDA	$50	$90
Adjusted revenue (per above)	249	493
Adjusted EBITDA margin	20%	18%

8

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company also reported free cash flow as described in “Second Quarter Fiscal 2019 Summary Results of Operations - Free Cash Flow”, below.
Accounting Policies and Critical Accounting Estimates
There have been no changes to the Company’s accounting policies or critical accounting estimates from those described under “Accounting Policies and Critical Accounting Estimates” in the Annual MD&A, with the exception of those noted below.
In May 2014, the Financial Accounting Standards Board (the “FASB”) issued ASC 606, a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard. The new standard amended a number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard was effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The Company adopted this guidance in the first quarter of fiscal 2019. See Note 1 to the Consolidated Financial Statements for a further discussion on the Company’s revenue recognition policy under ASC 606 and the impact to the Company’s financial statements.
In January 2016, the FASB issued ASU 2016-01 on the topic of financial instruments. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The standard primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the guidance clarifies that an entity should evaluate the need for a valuation allowance on a deferred income tax asset related to available-for-sale securities. The guidance is effective for interim and annual periods beginning after December 15, 2017. The Company adopted this guidance in the first quarter of fiscal 2019. As a result of the adoption of ASU 2016-01, the Company recognized approximately $8 million in unrecognized losses on equity securities that had previously been recorded to other comprehensive income (loss), through a cumulative addition to deficit in the consolidated balance sheet as of March 1, 2018. The Company recognized approximately $14 million on the change in fair value from instrument-specific credit risk that had previously been recorded to deficit, through a cumulative decrease to accumulated other comprehensive loss (“AOCI”) in the consolidated balance sheet as of March 1, 2018. The Company will also account for equity investments without a readily determinable fair value using the practicability exception. The investments will be measured at cost, less any impairment, plus or minus any changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer.
In November 2016, the FASB issued ASU 2016-18 on the topic of the statement of cash flows. The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This guidance is effective for interim and annual periods beginning after December 15, 2017. The Company adopted this guidance in the first quarter of fiscal 2019.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued a new accounting standard on the topic of leases. The new standard requires companies to include lease obligations in their balance sheets, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and a corresponding lease liability. For finance leases, the lessee will recognize interest expense and amortization of the ROU asset, and for operating leases, the lessee will recognize a straight-line total lease expense. The guidance is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The Company expects to adopt this guidance in the first quarter of fiscal 2020 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures. The Company established a cross-functional coordinated team to conduct the implementation of the lease standard, which will be responsible for identifying and implementing the appropriate changes to the Company’s relevant business processes, systems and controls to support any required accounting and disclosure changes.

9

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Second Quarter Fiscal 2019 Summary Results of Operations
The following table sets forth certain unaudited consolidated statements of operations data for the quarter ended August 31, 2018 compared to the quarter ended August 31, 2017 under U.S. GAAP.

	For the Three Months Ended
	(in millions, except for share and per share amounts)
	August 31, 2018		August 31, 2017		Change
Revenue (1)(2)	$210	100.0%	$238	100.0%	$(28)
Gross margin (1)(2)	161	76.7%	175	73.5%	(14)
Operating expenses (1)(2)	122	58.1%	153	64.3%	(31)
Income before income taxes	44	21.0%	23	9.7%	21
Provision for income taxes	1	0.5%	4	1.7%	(3)
Net income	$43	20.5%	$19	8.0%	$24

Earnings (loss) per share - reported
Basic	$0.08		$0.04		$0.04
Diluted (3)(4)	$(0.04)		$(0.08)		$0.04

Weighted-average number of shares outstanding (000s)
Basic	537,299		531,381
Diluted (3)(4)	597,799		591,881

(1)
See “Non-GAAP Financial Measures” for the impact of the Q2 Fiscal 2019 Non-GAAP Adjustments on adjusted revenue, adjusted gross margin and adjusted operating expenses in the second quarter of fiscal 2019.

(2)
See “Non-GAAP Financial Measures” for the impact of the Q2 Fiscal 2018 Non-GAAP Adjustments on adjusted revenue, adjusted gross margin and adjusted operating expenses in the second quarter of fiscal 2018.

(3)
Diluted loss per share on a U.S. GAAP basis for the second quarter of fiscal 2019 and fiscal 2018 does not include the dilutive effect of in-the-money options and RSUs that will be settled upon vesting by the issuance of new common shares, as it would be anti-dilutive. See Note 10 to the Consolidated Financial Statements for the Company’s calculation of diluted earnings (loss) per share.

(4)
The Company’s MD&A for the three and six months ended August 31, 2017, included in the calculation of diluted shares for the three months ended August 31, 2017 the effect of in-the-money options and RSUs which, if included after accounting for the dilutive effect of the convertible debentures using the if-converted method instead of before, is antidilutive. The Company previously calculated a weighted average of 606,645 thousand diluted shares and a diluted loss per share of $0.07 for three months ended August 31, 2017, a difference of 14,764 thousand shares and approximately $0.01 loss per share from the above.

Financial Highlights
The Company had approximately $2.35 billion in cash, cash equivalents and investments as of August 31, 2018.
In the second quarter of fiscal 2019, the Company recognized revenue of $210 million and net income of $43 million, or $0.08 basic earnings per share on a U.S. GAAP basis. The Company incurred a diluted loss per share of $0.04 on a U.S. GAAP basis. The Company recognized adjusted revenue of $214 million and adjusted net income of $21 million, or adjusted earnings of $0.04 per share, on a non-GAAP basis. See also “Non-GAAP Financial Measures”.
Free Cash Flow
Free cash flow is a measure of liquidity calculated as operating cash flow minus capital expenditures. Free cash flow does not have any standardized meaning as prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. For the three months ended August 31, 2018, the Company’s net cash provided by operating activities was $31 million and capital expenditures were $4 million, resulting in the Company reporting free cash flow of $27 million. Before taking into account the costs related to restructuring and the impact of legal proceedings, free cash flow was $37 million.
The Company anticipates generating positive free cash flow for fiscal 2019 before taking into account the costs related to restructuring and the impact of legal proceedings.

10

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Debentures Fair Value Adjustment
As previously disclosed, the Company elected the fair value option to account for the 3.75% unsecured convertible debentures (the “Debentures); therefore, periodic revaluation has been and continues to be required under U.S. GAAP. The fair value adjustment does not impact the terms of the Debentures such as the face value, the redemption features or the conversion price.
In the second quarter of fiscal 2019, the change in the fair value of the Debentures was approximately $71 million. For the three months ended August 31, 2018, the Company recorded non-cash income relating to changes in fair value from instrument-specific credit risk of $1 million in AOCI and non-cash income relating to changes in fair value from non-credit components of $70 million (pre-tax and after tax) (the “Q2 Fiscal 2019 Debentures Fair Value Adjustment”) in the Company’s consolidated statements of operations. For the six months ended August 31, 2018, the Company recorded non-cash income relating to changes in fair value from instrument-specific credit risk of $1 million in AOCI and non-cash income relating to changes in fair value from non-credit components of $42 million (pre-tax and after tax) (the “Fiscal 2019 Debentures Fair Value Adjustment”) in the Company’s consolidated statements of operations.
Restructuring Charges
During the first quarter of fiscal 2016, the Company commenced the RAP with the objectives of (i) reallocating resources to capitalize on growth opportunities, (ii) providing the operational ability to better leverage contract research and development services relating to its handheld devices, and (iii) reaching sustainable profitability. Other charges and cash costs may occur as programs are implemented or changes are completed. During the three and six months ended August 31, 2018, the Company incurred approximately $4 million and $8 million, respectively, in total pre-tax charges related to this program. During the three and six months ended August 31, 2018, the Company recovered approximately $1 million, in total pre-tax recoveries related to the CORE program.
Results of Operations - Three months ended August 31, 2018 compared to three months ended August 31, 2017
Consolidated Revenue
Consolidated revenue decreased by $28 million to approximately $210 million in the second quarter of fiscal 2019 from $238 million in the second quarter of fiscal 2018. The decrease was primarily due to a decrease of $25 million in SAF revenue to $12 million from $37 million, a decrease of $11 million in handheld devices revenue to $5 million from $16 million and a $3 million decrease in Enterprise software and services revenue to $88 million from $91 million, partially offset by an increase of $11 million in BTS revenue to $49 million from $38 million. See “Results of Operations - Three months ended August 31, 2018 compared to three months ended August 31, 2017 - Revenue - Revenue by Product and Service” below.
The $25 million decrease in SAF, which is generated from users of BlackBerry 7 and prior BlackBerry operating systems, is primarily attributable to a lower number of BlackBerry 7 users, lower revenue from those users and a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans, compared to the second quarter of fiscal 2018.
The decrease in handheld devices revenue of $11 million was primarily attributable to the Company’s transition from an outsourced handset manufacturing model to the development and licensing of the Company’s secure device software and the outsourcing to partners of all design, manufacturing, sales and customer support for BlackBerry-branded handsets. As a result, the Company’s handheld device revenue over the period of transition has consisted solely of sales of the Company’s owned handheld inventory, which is not being replenished as handheld devices are no longer produced by or on behalf of the Company, followed solely by the release of previously accrued amounts when the Company determines it has no further performance obligations.
The decrease in Enterprise software and services revenue of $3 million was due to a reduction in revenue recognized on perpetual licenses as a result of the adoption of ASC 606.
The increase in BTS revenue of $11 million was primarily due to increased revenue from infotainment products and royalty revenue, increased revenue from the Company’s agreement with Qualcomm Technologies Inc. (“Qualcomm”) to optimize select Qualcomm hardware platforms with BlackBerry QNX software, beginning in the third quarter of fiscal 2018, and increased development seats revenue.
Total software and services revenue, excluding IP and professional services, was approximately 81% recurring (subscription based) in the second quarter of fiscal 2019. The Company expects that in fiscal 2019, between 80% and 85% of software and services revenue, excluding IP and professional services, will be recurring. In the first quarter of fiscal 2019, the Company stated that it expected between 85% and 89% of software and services revenue, excluding IP and professional services, to be recurring in fiscal 2019. The Company’s expectation has been revised given an increase in the proportionate

11

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

share of software products in respect of which the Company fulfilled the performance obligation and could recognize all of the associated revenue upfront. The Company generates recurring Licensing, IP and other revenue of between $40 million and $45 million per quarter.
The Company expects year-over-year total software and services revenue growth of between 8% and 10% in fiscal 2019, with the growth weighted to the fourth quarter of fiscal 2019. Total software and services includes Enterprise software and services, BTS, and Licensing, IP and other.
The Company expects Enterprise software and services revenue to grow sequentially in the third and fourth quarters of fiscal 2019, and to be lower in fiscal 2019 compared to fiscal 2018 due to the implementation of ASC 606 on March 1, 2018 by high single digit to low double-digits on a percentage basis.
The Company expects BTS revenue to grow between 20% and 25% in fiscal 2019. The Company expects IP revenue of between $120 million and $140 million in fiscal 2019. The Company expects to generate $100 million in cumulative revenue from its BlackBerry Radar asset tracking solution over the next three years.
The Company expects double-digit year-over-year total software and services billings growth in fiscal 2019, due to growth in BTS and Licensing, IP and other billings. The Company expects Enterprise software and services billings to grow sequentially in the third and fourth quarters of fiscal 2019, and to be relatively flat in fiscal 2019 compared to fiscal 2018.
Consolidated Gross Margin
Consolidated gross margin decreased by $14 million to approximately $161 million, or 76.7% of consolidated revenue in the second quarter of fiscal 2019 from $175 million, or 73.5% of consolidated revenue in the second quarter of fiscal 2018. The decrease was primarily due to a decrease in gross margin associated with SAF and Enterprise software and services offset by an increase in gross margin associated with BTS.
The decrease in gross margin associated with SAF is primarily due to the decline in SAF revenue discussed above in “Consolidated Revenue”, as cost of goods sold associated with SAF were consistent in the second quarter of fiscal 2019 and the second quarter of fiscal 2018 due to certain fixed costs associated with SAF infrastructure. The decrease in gross margin associated with Enterprise software and services is primarily due to the reasons discussed above in “Consolidated Revenue”. The increase in gross margin associated with BTS is primarily due to the reasons discussed above in “Consolidated Revenue”.
Revenue
Revenue by Geography
Comparative breakdowns of the geographic regions on a U.S. GAAP basis are set forth in the following table:

	For the Three Months Ended (in millions)
	August 31, 2018		August 31, 2017		Change
Revenue by Geography
North America	$133	63.3%	$133	55.9%	$—	—%
Europe, Middle East and Africa	53	25.3%	76	31.9%	(23)	(30.3)%
Other regions	24	11.4%	29	12.2%	(5)	(17.2)%
	$210	100.0%	$238	100.0%	$(28)	(11.8)%
North America Revenue
Revenue in North America was unchanged at $133 million, or 63.3% of revenue, in the second quarter of fiscal 2019, compared to $133 million, or 55.9% of revenue, in the second quarter of fiscal 2018. An increase in BTS revenue due to the reasons discussed above in “Consolidated Revenue”, was offset by decreases in SAF revenue, Enterprise software and services revenue and handheld device revenue due to the reasons discussed above in “Consolidated Revenue”.
Europe, Middle East and Africa Revenue
Revenue in Europe, Middle East and Africa was $53 million or 25.3% of revenue in the second quarter of fiscal 2019, reflecting a decrease of $23 million compared to $76 million or 31.9% of revenue in the second quarter of fiscal 2018. The decrease in revenue is primarily due to a decreases in SAF revenue and handheld device revenue due to the reasons discussed above in “Consolidated Revenue”, partially offset by an increase in BTS revenue due to an increase in sales of development seats.

12

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Region Revenue
Revenue in other regions was $24 million or 11.4% of revenue in the second quarter of fiscal 2019, reflecting a decrease of $5 million compared to $29 million or 12.2% of revenue in the second quarter of fiscal 2018. The decrease in revenue is due to a decrease in SAF revenue due to the reasons discussed above in “Consolidated Revenue”, partially offset by an increase in BTS revenue due to an increase in sales of development seats.
Revenue by Product and Service
Comparative breakdowns of revenue by product and service on a non-GAAP basis are set forth below.

	For the Three Months Ended (in millions)
	August 31, 2018		August 31, 2017		Change
Revenue by Product and Service
Enterprise software and services (1)	$92	43.0%	$102	41.0%	$(10)	(9.8)%
BTS	49	22.9%	38	15.3%	11	28.9%
Licensing, IP and other	56	26.2%	56	22.5%	—	—%
Handheld devices	5	2.3%	16	6.4%	(11)	(68.8)%
SAF	12	5.6%	37	14.8%	(25)	(67.6)%
	$214	100.0%	$249	100.0%	$(35)	(14.1)%

(1)	See “Non-GAAP Financial Measures” for the relevant Q2 Fiscal 2019 Non-GAAP Adjustments and Q2 Fiscal 2018 Non-GAAP Adjustments made to Enterprise software and services revenue.
Enterprise Software and Services
Enterprise software and services revenue includes revenue from the Company’s security, productivity, collaboration and end-point management solutions through the BlackBerry Secure platform, which includes BlackBerry UEM, BlackBerry Dynamics, BlackBerry Workspaces and BBM Enterprise, as well as revenue from the sale of the Company’s AtHoc Alert secure networked crisis communications solution, its Secusmart SecuSUITE secure voice and text solution, and professional services from BlackBerry Cybersecurity Services.
Enterprise software and services non-GAAP revenue was $92 million, or 43.0% of revenue, in the second quarter of fiscal 2019, a decrease of $10 million compared to revenue of $102 million, or 41.0% of revenue, in the second quarter of fiscal 2018. Enterprise software and services non-GAAP revenue decreased due to the reasons described above in “Consolidated Revenue” and due to a decrease of $7 million in the non-GAAP adjustment of deferred software revenue acquired to $4 million in the second quarter of fiscal 2019 from $11 million in the second quarter of fiscal 2018.
Excluding the deferred software revenue acquired adjustment described under “Non-GAAP Financial Measures”, Enterprise software and services U.S. GAAP revenue was $88 million, or 41.9% of revenue, in the second quarter of fiscal 2019, compared to $91 million, or 38.2% of revenue, in the second quarter of fiscal 2018, representing a decrease of $3 million, or 3.3%, due to the reasons described above in “Consolidated Revenue”.
BTS
BTS includes revenue from the Company’s QNX CAR Platform and Neutrino Operating System, as well as revenue from the Company’s BlackBerry Radar asset tracking solution, Paratek antenna tuning technology, and Certicom cryptography and key management products.
BTS revenue was $49 million, or 22.9% of revenue, in the second quarter of fiscal 2019, an increase of $11 million compared to $38 million, or 15.3% of revenue, in the second quarter of fiscal 2018. BTS revenue increased due to the reasons described above in “Consolidated Revenue”.
Licensing, IP and Other
Licensing, IP and other revenue includes revenue from the Company’s mobility licensing software arrangements, including revenue from licensed hardware sales, the Company’s Intellectual Property and Licensing business, and from its BBM Consumer licensing arrangement.
Licensing, IP and other revenue were $56 million, or 26.2% of revenue, in the second quarter of fiscal 2019, consistent with the $56 million, or 22.5% of revenue from the second quarter of fiscal 2018.

13

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Handheld Devices
Handheld devices includes revenue from the sale of the Company’s remaining inventory of legacy smartphones and smartphone accessories, as well as non-warranty repair services. Handheld device revenue was $5 million, or 2.3% of revenue, in the second quarter of fiscal 2019, compared to $16 million, or 6.4% of revenue, in the second quarter of fiscal 2018, representing a decrease of $11 million, or 68.8%. The $11 million decrease in handheld devices revenue was primarily due to the reasons discussed above in “Consolidated Revenue”.
Service Access Fees
SAF revenue decreased by $25 million, or 67.6%, to $12 million, or 5.6% of revenue, in the second quarter of fiscal 2019, compared to $37 million, or 14.8% of revenue, in the second quarter of fiscal 2018. The decrease was due to the reasons discussed above in “Consolidated Revenue”.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense for the quarter ended August 31, 2018, compared to the quarter ended May 31, 2018 and the quarter ended August 31, 2017. The Company believes it is also meaningful to provide a comparison between the second quarter of fiscal 2019 and the first quarter of fiscal 2019.

	For the Three Months Ended (in millions)
	August 31, 2018		May 31, 2018		August 31, 2017
		% of Revenue		% of Revenue		% of Revenue
Revenue	$210		$213		$238
Operating expenses
Research and development (1)(2)(3)	$51	24.3%	$61	28.6%	$60	25.2%
Selling, marketing and administration (1)(2)(3)	106	50.5%	100	46.9%	113	47.5%
Amortization (1)(2)(3)	35	16.7%	37	17.4%	39	16.4%
Impairment of long-lived assets (2)	—	—%	—	—%	11	4.6%
Debentures fair value adjustment (1)(2)(3)	(70)	(33.3)%	28	13.1%	(70)	(29.4)%
Total	$122	58.1%	$226	106.0%	$153	64.3%

(1)	See “Non-GAAP Financial Measures” for the impact of the Q2 Fiscal 2019 Non-GAAP Adjustments on adjusted operating expenditures in the second quarter of fiscal 2019.

(2)	See “Non-GAAP Financial Measures” for the impact of the Q2 Fiscal 2018 Non-GAAP Adjustments on adjusted operating expenditures in the second quarter of fiscal 2018.

(3)
In the first quarter of fiscal 2019, the Company recognized non-cash charge associated with a change in the fair value of the Debentures of approximately $28 million (the “Q1 Fiscal 2019 Debentures Fair Value Adjustment”), RAP charges of approximately $2 million and $2 million in research and development and selling, marketing and administration expenses, respectively, stock compensation expense of $3 million and $14 million in research and development and selling, marketing and administration expenses, respectively, acquired intangibles amortization of $22 million and $1 million in business acquisition and integration costs in selling, marketing and administration expenses (collectively the “Q1 Fiscal 2019 Non-GAAP Adjustments”).

Operating expenses decreased by $104 million, or 46.0%, to $122 million, or 58.1% of revenue, in the second quarter of fiscal 2019, compared to $226 million, or 106.0% of revenue, in the first quarter of fiscal 2019. The decrease was primarily attributable the difference between the Q2 Fiscal 2019 Debentures Fair Value Adjustment and Q1 Fiscal 2019 Debentures Fair Value Adjustment, a decrease in salaries and benefits, a decrease in restructuring charges, and a lower amortization expense.
After giving effect to the relevant Q2 Fiscal 2019 Non-GAAP Adjustments and Q1 Fiscal 2019 Non-GAAP Adjustments, non-GAAP operating expenses decreased by $4 million. The decrease was primarily attributable to a decrease in salaries and benefits and a lower amortization expense, partially offset by an increase in legal expenditures and unfavourable foreign currency translation.

14

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating expenses decreased by $31 million, or 20.3%, to $122 million or 58.1% of revenue in the second quarter of fiscal 2019, compared to approximately $153 million or 64.3% of revenue in the second quarter of fiscal 2018. The decrease was primarily attributable to a decrease in restructuring charges, the Fiscal 2018 LLA Impairment Charge that did not recur in the second quarter of fiscal 2019, and a lower amortization expense, partially offset by unfavourable foreign currency translation.
After giving effect to the relevant Q2 Fiscal 2019 Non-GAAP Adjustments and Q2 Fiscal 2018 Non-GAAP Adjustments, non-GAAP operating expenses decreased by $11 million. The decrease was primarily attributable to a reduction in salaries and benefits, a decrease in professional fees and a reduction in outsourcing costs.
Research and Development Expenses
Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel expenses, office and building costs, infrastructure costs and other employee costs.
Research and development decreased by $9 million, or 15.0%, to $51 million in the second quarter of fiscal 2019 compared to $60 million in the second quarter of fiscal 2018. After giving effect to the relevant Q2 Fiscal 2019 Non-GAAP Adjustments and Q2 Fiscal 2018 Non-GAAP Adjustments, non-GAAP research and development expenses decreased by $8 million. The decrease was primarily attributable to a decrease in salaries and benefits, and a decrease in outsourcing costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses decreased by $7 million, or 6.2%, to $106 million in the second quarter of fiscal 2019 compared to $113 million in the second quarter of fiscal 2018. After giving effect to the relevant Q2 Fiscal 2019 Non-GAAP Adjustments and Q2 Fiscal 2018 Non-GAAP Adjustments, non-GAAP selling, marketing and administration expenses decreased by $1 million. The decrease was primarily attributable to decreases in professional fees, facilities costs, and salaries and benefits, partially offset by unfavourable foreign currency translation.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the second quarter of fiscal 2019 compared to the second quarter of fiscal 2018. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Three Months Ended (in millions)
	Included in Amortization			Included in Cost of Sales
	August 31, 2018	August 31, 2017	Change	August 31, 2018	August 31, 2017	Change
Property, plant and equipment	$3	$5	$(2)	$1	$4	$(3)
Intangible assets	32	34	(2)	2	2	—
Total	$35	$39	$(4)	$3	$6	$(3)
Amortization
Amortization expense relating to certain property, plant and equipment and intangible assets decreased by $4 million to $35 million for the second quarter of fiscal 2019, compared to $39 million for the second quarter of fiscal 2018. The decrease in amortization expense reflects the full depreciation of certain assets.
After giving effect to the relevant Q2 Fiscal 2019 Non-GAAP Adjustments and Q2 Fiscal 2018 Non-GAAP Adjustments, non-GAAP amortization expense decreased by $2 million.
Cost of Sales
Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s service operations decreased by $3 million to $3 million for the second quarter of fiscal 2019, compared to $6 million for the second quarter of fiscal 2018. The decrease primarily reflects the full depreciation of assets, partially offset by a portion of the amortization of patents being classified as cost of goods sold due to the Company’s intellectual property licensing arrangements.

15

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investment Income
Investment income, which includes the interest expense from the Debentures, increased by $4 million to $5 million in investment income in the second quarter of fiscal 2019, compared to investment income of $1 million in the second quarter of fiscal 2018. The increased investment income was due to a higher yield on the Company’s average cash and investment balances.
Income Taxes
For the second quarter of fiscal 2019, the Company’s net effective income tax expense rate was approximately 2%, compared to a net effective income tax expense rate of approximately 17% for the same period in the prior fiscal year. The Company’s net effective income tax rate reflects the impact of the United States enacted tax reform legislation through the Tax Cuts and Jobs Act and the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the change in fair value of the Debentures, amongst other items, was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
Net Income
The Company’s net income for the second quarter of fiscal 2019 was $43 million, reflecting an increase in net income of $24 million, compared to net income of $19 million in the second quarter of fiscal 2018, primarily due to the absence of the LLA Impairment Charge and a decrease in operating expenses, as described above in “Operating Expenses”. After giving effect to the relevant Q2 Fiscal 2019 Non-GAAP Adjustments and Q2 Fiscal 2018 Non-GAAP Adjustments, the Company’s non-GAAP net income was $21 million for the second quarter of fiscal 2019 compared to non-GAAP net income of $26 million for the second quarter of fiscal 2018, reflecting a decrease in non-GAAP net income of $5 million primarily due to a decrease in gross margin, as described above in “Consolidated Gross Margin”, partially offset by a decrease in operating expenses as described above in “Operating Expenses”.
For the second quarter of fiscal 2019, basic earnings and diluted loss per share were $0.08 and $0.04, respectively, compared to basic earnings and diluted loss per share of $0.04 and $0.08, respectively for the same period in the prior fiscal year. After giving effect to the relevant Q2 Fiscal 2019 Non-GAAP Adjustments and Q2 Fiscal 2018 Non-GAAP Adjustments, the Company’s non-GAAP basic earnings per share was $0.04 for the second quarter of fiscal 2019 compared to non-GAAP basic earnings per share of $0.05 for the second quarter of fiscal 2018.
The weighted average number of shares outstanding was approximately 537 million common shares for basic earnings per share and 598 million common shares for diluted loss per share for the three months ended August 31, 2018, and approximately 531 million common shares for basic earnings per share and 592 million common shares for diluted loss per share for the three months ended August 31, 2017.
Common Shares Outstanding
On September 25, 2018, there were 538 million common shares, options to purchase 1 million common shares, 24 million restricted share units and 0.7 million deferred share units outstanding. In addition, 60.5 million common shares are issuable upon conversion in full of the Debentures as described in Note 8 to the Consolidated Financial Statements.
The Company has not paid any cash dividends during the last three fiscal years.

16

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Six months ended August 31, 2018 compared to six months ended August 31, 2017
The following table sets forth certain unaudited consolidated statements of operations data as at August 31, 2018 and August 31, 2017 under U.S. GAAP.

	For the Six Months Ended
	(in millions, except for share and per share amounts)
	August 31, 2018		August 31, 2017		Change
Revenue (1)(2)	$423	100.0%	$473	100.0%	$(50)
Gross margin (1)(2)	322	76.1%	325	68.7%	(3)
Operating expenses (1)(2)	348	82.3%	(233)	(49.3%)	581
Income (loss) before income taxes (2)	(15)	(3.5%)	695	146.9%	(710)
Provision for income taxes	2	0.5%	5	1.1%	(3)
Net income (loss)	$(17)	(4.0%)	$690	146.0%	$(707)

Earnings (loss) per share - reported
Basic	$(0.03)		$1.30		$(1.33)
Diluted	$(0.08)		$1.26		$(1.34)

Weighted-average number of shares outstanding (000s)
Basic	537,136		531,234
Diluted	597,636		546,132

(1)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2019 Non-GAAP Adjustments on adjusted revenue, adjusted gross margin and adjusted operating expenses in fiscal 2019.

(2)
See “Non-GAAP Financial Measures” for the impact of the Fiscal 2018 Non-GAAP Adjustments on adjusted revenue, adjusted gross margin, adjusted operating expenses and adjusted income (loss) before income taxes in fiscal 2018.

Consolidated Revenue
Consolidated revenue decreased by $50 million to approximately $423 million in the first six months of fiscal 2019 from $473 million in the first six months of fiscal 2018. The decrease was primarily due to a decrease of $47 million in SAF revenue to $28 million from $75 million, a decrease of $40 million in handheld devices revenue to $13 million from $53 million and a decrease of $16 million in Enterprise software and services to $167 million from $183 million, offset by an increase of $31 million in Licensing, IP and other revenue to $119 million from $88 million and an increase of $22 million in BTS revenue to $96 million from $74 million.
The $47 million decrease in SAF revenue, which is generated from users of BlackBerry 7 and prior BlackBerry operating systems, is primarily attributable to a lower number of BlackBerry 7 users, lower revenue from those users and a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans, compared to the first six months of fiscal 2018.
The decrease in handheld devices revenue of $40 million was primarily attributable to the Company’s transition from an outsourced handset manufacturing model to the development and licensing of the Company’s secure device software and the outsourcing to partners of all design, manufacturing, sales and customer support for BlackBerry-branded handsets. As a result, the Company’s handheld device revenue over the period of transition has consisted solely of sales of the Company’s owned handheld inventory, which is not being replenished as handheld devices are no longer produced by or on behalf of the Company, followed solely by the release of previously accrued amounts when the Company determines it has no further performance obligations.
The decrease in Enterprise software and services revenue of $16 million was due to a lower number of perpetual licenses sold and a reduction in revenue recognized on perpetual licenses as a result of the adoption of ASC 606.
The increase in Licensing, IP and other revenue of $31 million was primarily due to higher IP revenue as a result of the Company’s patent licensing agreement with Teletry that allows it to sublicense a broad range of the Company’s patents to a majority of global smartphone manufacturers, beginning in the third quarter of fiscal 2018 and an IP settlement.
The increase in BTS revenue of $22 million was primarily due to the Company’s agreement with Qualcomm Technologies
Inc. (“Qualcomm”) to optimize select Qualcomm hardware platforms with BlackBerry QNX software, beginning in the third quarter of fiscal 2018, and increased revenue from infotainment products, royalty revenue and services offerings.

17

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Gross Margin
Consolidated gross margin decreased by $3 million to approximately $322 million in the first six months of fiscal 2019 from $325 million in the first six months of fiscal 2018. The decrease was primarily due to the decrease in gross margin associated with SAF and Enterprise software and services offset by an increase in gross margin associated with Licensing, IP and other and BTS.
The decrease in gross margin associated with SAF is primarily due to the decline in SAF revenue discussed above in “Consolidated Revenue”, as cost of goods sold associated with SAF were consistent in the first six months of fiscal 2019 and the first six months of fiscal 2018 due to certain fixed costs associated with SAF infrastructure. The decrease in gross margin associated with Enterprise software and services is primarily due to the reasons discussed above in “Consolidated Revenue”. The increase in gross margin associated with Licensing, IP and other and BTS is primarily due to the reasons discussed above in “Consolidated Revenue”.
Revenue
Revenue by Product and Service
Comparative breakdowns of revenue by product and service on a non-GAAP basis are set forth below.

	For the Six Months Ended
	(in millions)
	August 31, 2018		August 31, 2017		Change
Revenue by Product and Service
Enterprise software and services (1)(2)	$175	40.6%	$203	41.2%	$(28)	(13.8)%
BTS	96	22.3%	74	15.0%	22	29.7%
Licensing, IP and other	119	27.6%	88	17.8%	31	35.2%
Handheld devices	13	3.0%	53	10.8%	(40)	(75.5)%
SAF	28	6.5%	75	15.2%	(47)	(62.7)%
	$431	100.0%	$493	100.0%	$(62)	(12.6)%

(1)	See “Non-GAAP Financial Measures” for the relevant Fiscal 2019 Non-GAAP Adjustments made to Enterprise software and services revenue.

(2)	See “Non-GAAP Financial Measures” for the relevant Fiscal 2018 Non-GAAP Adjustments made to Enterprise software and services revenue.
Enterprise Software and Services
Enterprise software and services non-GAAP revenue decreased by $28 million, or 13.8%, to $175 million, or 40.6% of revenue, in the first six months of fiscal 2019, compared to $203 million, or 41.2% of revenue, in the first six months of fiscal 2018. The $28 million decrease in Enterprise software and services non-GAAP revenue was primarily due to the reasons described above in “Consolidated Revenue” and also due to a decrease of $12 million in the non-GAAP adjustment of deferred software revenue acquired to $8 million in the first six months of fiscal 2019 versus $20 million in the first six months of fiscal 2018.
Excluding the deferred software revenue acquired adjustment, Enterprise software and services U.S. GAAP revenue was $167 million, or 39.5% of revenue in the first six months of fiscal 2019, compared to $183 million, or 38.7% of revenue, in the first six months of fiscal 2018, representing a decrease of $16 million, or 8.7%.
BTS
BTS revenue increased by $22 million, or 29.7%, to $96 million, or 22.3% of revenue, in the first six months of fiscal 2019, compared to $74 million, or 15.0% of revenue, in the first six months of fiscal 2018. BTS revenue increased due to the reasons described above in “Consolidated Revenue”
Licensing, IP and Other
Licensing, IP and other revenue increased by $31 million, or 35.2%, to $119 million, or 27.6% of revenue in the first six months of fiscal 2019, compared to $88 million, or 17.8% of revenue, in the first six months of fiscal 2018. The $31 million increase was primarily due to the reasons described above in “Consolidated Revenue”

18

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Handheld Devices
Handheld devices revenue was $13 million, or 3.0% of revenue, in the first six months of fiscal 2019 compared to $53 million, or 10.8% of revenue, in the first six months of fiscal 2018, representing a decrease of $40 million, or 75.5%. The $40 million decrease in handheld devices revenue was primarily due to the reasons discussed above in “Consolidated Revenue”.
Service Access Fees
SAF revenue decreased by $47 million, or 62.7%, to $28 million, or 6.5% of revenue, in the first six months of fiscal 2019, compared to $75 million, or 15.2% of revenue, in the first six months of fiscal 2018.
The decrease in SAF revenue is primarily due to the reasons discussed above in “Consolidated Revenue”.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the six months ended August 31, 2018, compared to the six months ended August 31, 2017.

	For the Six Months Ended
	(in millions)
	August 31, 2018		August 31, 2017		Change
		% of Revenue		% of Revenue		% of Change
Revenue	$423		$473		$(50)	(10.6%)
Operating expenses
Research and development (1)(2)	$112	26.5%	$121	25.6%	$(9)	(7.4)%
Selling, marketing and administration (1)(2)	206	48.7%	223	47.1%	(17)	(7.6)%
Amortization (1)(2)	72	17.0%	79	16.7%	(7)	(8.9)%
Impairment of long-lived assets (2)	—	—%	11	2.3%	(11)	(100.0)%
Debentures fair value adjustment (1) (2)	(42)	(9.9)%	148	31.3%	(190)	(128.4)%
Qualcomm arbitration award (2)	—	—%	(815)	(172.3)%	815	(100.0)%
Total	$348	82.3%	$(233)	(49.3)%	$581	(249.4)%

(1)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2019 Non-GAAP Adjustments on adjusted operating expenditures in fiscal 2019.

(2)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2018 Non-GAAP Adjustments on adjusted operating expenditures in fiscal 2018.

Operating expenses increased by $581 million, or 249.4%, to $348 million or 82.3% of revenue in the first six months of fiscal 2019, compared to approximately $(233) million or (49.3)% of revenue in the first six months of fiscal 2018. The increase was primarily attributable to the Qualcomm arbitration award in the first quarter of fiscal 2018, unfavourable foreign currency translation, and an increase in stock-based compensation, partially offset by the difference between the Fiscal 2019 Debentures Fair Value Adjustment and the Fiscal 2018 Debentures Fair Value Adjustment, and the Fiscal 2018 LLA Impairment Charge.
After giving effect to the relevant Fiscal 2019 Non-GAAP Adjustments and Fiscal 2018 Non-GAAP Adjustments, non-GAAP operating expenses decreased by $6 million due to the reasons discussed below in “Research and Development Expenses”, “Selling, Marketing and Administrative Expenses” and “Amortization Expense”.
Research and Development Expenses
Research and development expenses decreased by $9 million to $112 million, or 26.5% of revenue, in the first six months of fiscal 2019, compared to $121 million, or 25.6% of revenue, in the first six months of fiscal 2018. After giving effect to the relevant Fiscal 2019 Non-GAAP Adjustments and Fiscal 2018 Non-GAAP Adjustments, non-GAAP research and development expenses decreased by $6 million. The decrease is primarily attributable to a decrease in salaries and benefits and a reduction in outsourcing costs compared to the first six months of fiscal 2018.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses decreased by $17 million to $206 million, or 48.7% of revenue, in the first six months of fiscal 2019, compared to approximately $223 million, or 47.1% of revenue, in the first six months of fiscal 2018. After giving effect to the relevant Fiscal 2019 Non-GAAP Adjustments and Fiscal 2018 Non-GAAP Adjustments, non-GAAP

19

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

selling marketing and administration expenses increased by $2 million. The increase is primarily attributable to unfavourable foreign currency translation and an increase in legal costs, partially offset by a decrease in salaries and benefits compared to the first six months of fiscal 2018.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the six months ended August 31, 2018 compared to the six months ended August 31, 2017. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Six Months Ended
	(in millions)
	Included in Amortization			Included in Cost of sales
	August 31, 2018	August 31, 2017	Change	August 31, 2018	August 31, 2017	Change
Property, plant and equipment	$6	$10	$(4)	$3	$11	$(8)
Intangible assets	66	69	(3)	4	6	(2)
Total	$72	$79	$(7)	$7	$17	$(10)
Amortization
Amortization expense relating to certain property, plant and equipment and certain intangible assets decreased by $7 million to $72 million in the first six months of fiscal 2019 compared to $79 million for the comparable period in fiscal 2018. The decrease in amortization expense primarily reflects the full depreciation of certain assets.
After giving effect to the relevant Fiscal 2019 Non-GAAP Adjustments and Fiscal 2018 Non-GAAP Adjustments, non-GAAP amortization expense decreased by $2 million.
Cost of sales
Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s service operations decreased by $10 million to $7 million in the first six months of fiscal 2019 compared to $17 million for the comparable period in fiscal 2018. This decrease primarily reflects the full depreciation of assets, partially offset by a portion of the amortization of patents being classified as cost of goods sold due to the Company’s intellectual property licensing arrangements.
Investment Income
Investment income, which includes the interest expense from the Debentures, decreased by $126 million to $11 million in investment income in the first six months of fiscal 2019, from an investment income of $137 million in the comparable period of fiscal 2018. The decrease is primarily attributable to the interest received from the Qualcomm arbitration award in the first six months of fiscal 2018.
Income Taxes
For the first six months of fiscal 2019, the Company’s net effective income tax expense rate was approximately 13%, compared to a net effective income tax expense rate of approximately 1% for the same period in the prior fiscal year. The Company’s net effective income tax rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the impairment charges and the change in fair value of the Debentures and the impact of the Qualcomm arbitration award, amongst other items, was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
Net Income (Loss)
The Company’s net loss for the first six months of fiscal 2019 was $17 million, reflecting a decrease in net income of $707 million compared to net income of approximately $690 million in the first six months of fiscal 2018, primarily due to the Qualcomm arbitration award in the first six months of fiscal 2018, offset by the difference between the Fiscal 2019 Debentures Fair Value Adjustment and Fiscal 2018 Debentures Fair Value Adjustment, the absence of the LLA Impairment Charge and a decrease in operating expenses, as described above in “Operating Expenses”. After giving effect to the relevant Fiscal 2019 Non-GAAP Adjustments and Fiscal 2018 Non-GAAP Adjustments, the Company’s non-GAAP net income for the first six months of fiscal 2019 was $38 million compared to non-GAAP net income of $36 million for the first six months of fiscal 2018, reflecting an increase in net income of $2 million primarily due to a reduction in operating expenditures.

20

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Basic and diluted loss per share were $0.03 and $0.08, respectively, in the first six months of fiscal 2019, compared to a basic and diluted earnings per share of $1.30 and $1.26, respectively, in the first six months of fiscal 2018, due to the reasons noted above. After giving effect to the relevant Fiscal 2019 Non-GAAP Adjustments and Fiscal 2018 Non-GAAP Adjustments, the Company’s non-GAAP basic earnings per share was $0.07 for the first six months of fiscal 2019 compared to non-GAAP basic earnings per share of $0.07 for the first six months of fiscal 2018. The Company expects positive adjusted non-GAAP earnings per share for fiscal 2019.
The weighted average number of shares outstanding was approximately 537 million common shares for basic loss per share and 598 million for diluted loss per share for the six months ended August 31, 2018, and approximately 531 million common shares for basic earnings per share and 546 million for diluted earnings per share for the six months ended August 31, 2017.
Selected Quarterly Financial Data
The following table sets forth the Company’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended August 31, 2018. The information in the table below has been derived from the Company’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	(in millions, except per share data)
	Fiscal Year 2019		Fiscal Year 2018				Fiscal Year 2017
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Revenue	$210	$213	$233	$226	$238	$235	$286	$289
Gross margin	161	161	177	168	175	150	172	193
Operating expenses	122	226	194	426	153	(386)	229	307
Income (loss) before income taxes	44	(59)	(14)	(275)	23	672	(49)	(118)
Provision for (recovery of) income taxes	1	1	(4)	—	4	1	(2)	(1)
Net income (loss)	$43	$(60)	$(10)	$(275)	$19	$671	$(47)	$(117)

Earnings (loss) per share
Basic earnings (loss) per share	$0.08	$(0.11)	$(0.02)	$(0.52)	$0.04	$1.26	$(0.09)	$(0.22)
Diluted earnings (loss) per share	$(0.04)	$(0.11)	$(0.06)	$(0.52)	$(0.08)	$1.23	$(0.10)	$(0.22)
Financial Condition
Liquidity and Capital Resources
Cash, cash equivalents, and investments decreased by $1 million to approximately $2.35 billion as at August 31, 2018 from approximately $2.35 billion as at February 28, 2018, primarily as a result of acquisitions of intangible assets and property, plant and equipment and cash used in operations. The majority of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at August 31, 2018.
A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	August 31, 2018	February 28, 2018	Change
Cash and cash equivalents	$581	$816	$(235)
Short-term investments	1,683	1,443	240
Restricted cash and cash equivalents	32	39	(7)
Long-term investments	56	55	1
Cash, cash equivalents, and investments	$2,352	$2,353	$(1)

21

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The table below summarizes the current assets, current liabilities, and working capital of the Company:

	As at (in millions)
	August 31, 2018	February 28, 2018	Change
Current assets	$2,528	$2,545	$(17)
Current liabilities	393	411	(18)
Working capital	$2,135	$2,134	$1
Current Assets
The decrease in current assets of $17 million at the end of the second quarter of fiscal 2019 from the end of the fourth quarter of fiscal 2018 was primarily due to a decrease in cash and cash equivalents of $235 million, other receivables of $19 million and income taxes receivable $11 million, partially offset by an increase in short-term investments of $240 million and other current assets of $14 million.
At August 31, 2018, accounts receivable was $145 million, a decrease of $6 million from February 28, 2018. The decrease reflects the lower revenue recognized over the six months ended August 31, 2018 partially offset by a decrease in days sales outstanding to 60 days at the end of the second quarter of fiscal 2019 from 61 days at the end of the fourth quarter of fiscal 2018.
At August 31, 2018, other receivables were $52 million, a decrease of $19 million from February 28, 2018. The decrease is due to the funds recovered from escrow relating to the Good Technology Corporation litigation.
At August 31, 2018, income taxes receivable was $15 million, a decrease of $11 million from February 28, 2018. The decrease in income taxes receivable was due to refunds received in the first six months of fiscal 2019.
At August 31, 2018, other current assets were $52 million, an increase of $14 million from February 28, 2018. The increase in other current assets was primarily due to increases in deferred commission as a result of the adoption of ASC 606 and prepaid maintenance.
Current Liabilities
The decrease in current liabilities of $18 million at the end of the second quarter of fiscal 2019 from the end of the fourth quarter of fiscal 2018 was primarily due to a decrease in accrued liabilities of $43 million and accounts payable of $12 million offset by an increase in current deferred revenue of $35 million. As at August 31, 2018, current deferred revenue was $177 million, reflecting an increase of $35 million from February 28, 2018, which was primarily attributable to the adoption of ASC 606. Accrued liabilities were $162 million, reflecting a decrease of $43 million from February 28, 2018, which was primarily attributable to the decreases in vendor liabilities and a variable incentive plan accrual compared to the fourth quarter of fiscal 2018.
Cash flows for the six months ended August 31, 2018 compared to the six months ended August 31, 2017 were as follows:

	For the Six Months Ended
	(in millions)
	August 31, 2018	August 31, 2017	Change
Net cash flows provided by (used in):
Operating activities	$22	$867	$(845)
Investing activities	(264)	(1,002)	738
Financing activities	2	(14)	16
Effect of foreign exchange on cash and cash equivalents	(2)	3	(5)
Net decrease in cash and cash equivalents	$(242)	$(146)	$(96)
Operating Activities
The decrease in net cash flows provided by operating activities of $845 million for the first six months of fiscal 2019 primarily reflects the Qualcomm arbitration award in the first six months of fiscal 2018.

22

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investing Activities
During the six months ended August 31, 2018, cash flows used in investing activities were $264 million and included cash used in transactions involving the acquisitions of short-term and long-term investments, net of the proceeds on sale or maturity in the amount of $240 million, intangible asset additions of $16 million, and acquisitions of property, plant and equipment of $9 million. For the same period in the prior fiscal year, cash flows used in investing activities were $1,002 million and included cash used in transactions involving the acquisitions of short-term and long-term investments, net of the proceeds on sale or maturity in the amount of $985 million, intangible asset additions of $14 million and acquisitions of property, plant and equipment of $6 million offset by proceeds on sale of property, plant and equipment $3 million.
Financing Activities
The increase in cash flows provided by financing activities was $16 million for the first six months of fiscal 2019 due to common share repurchases made under the normal course issuer bid discussed under “Business Overview - Normal Course Issuer Bid” above in the first six months of fiscal 2018.
Aggregate Contractual Obligations
Purchase obligations and commitments amounted to approximately $271 million as at August 31, 2018, including future interest payments of $50 million on the Debentures and operating lease obligations of $120 million. The remaining balance consists of purchase orders for goods and services utilized in the operations of the Company. Total aggregate contractual obligations as at August 31, 2018 decreased by $34 million as compared to the February 28, 2018 balance of approximately $305 million, which was attributable to decreases in purchase orders for goods and services used in operations, decreases in operating lease obligations and a decrease in future interest payments on the Debentures.
Debenture Financing and Other Funding Sources
See Note 8 to the Consolidated Financial Statements for a description of the Debentures.
The Company had $29 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business as of August 31, 2018. See Note 2 to the Consolidated Financial Statements for further information concerning the Company’s restricted cash.
Cash, cash equivalents, and investments were approximately $2.35 billion as at August 31, 2018. The Company’s management remains focused on maintaining appropriate cash balances, efficiently managing working capital balances and managing the liquidity needs of the business. Based on its current financial projections, the Company believes its financial resources, together with expected future operating cash generating and operating expense reduction activities and access to other potential financing arrangements, should be sufficient to meet funding requirements for current financial commitments and future operating expenditures not yet committed, and should provide the necessary financial capacity for the foreseeable future.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, or under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provisioned for when reasonably determinable.
As of August 31, 2018, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. See Note 12 to the Consolidated Financial Statements for a further discussion of the Company’s legal matters.

23

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenue in the second quarter of fiscal 2019 were transacted in U.S. dollars. Portions of the revenue were denominated in Canadian dollars, euros and British pounds. Purchases of raw materials were primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries and certain operating costs were incurred primarily in Canadian dollars, but were also incurred in U.S. dollars, euros and British pounds. At August 31, 2018, approximately 7% of cash and cash equivalents, 25% of accounts receivables and 6% of accounts payable were denominated in foreign currencies (February 28, 2018 – 9%, 35% and 6%, respectively). These foreign currencies primarily include the Canadian dollar, euro and British pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. See Note 4 to the Consolidated Financial Statements for information concerning the Company’s foreign currency hedging activities.
Interest Rate
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the Debentures with a fixed 3.75% interest rate. The fair value of the Debentures will fluctuate with changes in prevailing interest rates. Consequently, the Company is exposed to interest rate risk as a result of the long-term nature of the Debentures. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio or changes in market value of the Debentures.
Credit and Customer Concentration
The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts (“AFDA”) that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The AFDA as at August 31, 2018 was $23 million (February 28, 2018 - $24 million). There were two customers that individually comprised more than 10% of accounts receivable as at August 31, 2018 (February 28, 2018 - no customers comprised more than 10%). During the second quarter of fiscal 2019, the percentage of the Company’s receivable balance that was past due increased by 4.8% compared to the fourth quarter of fiscal 2018. Although the Company actively monitors and attempts to collect on its receivables as they become due, the risk of further delays or challenges in obtaining timely payments of receivables exists. The occurrence of such delays or challenges in obtaining timely payments could negatively impact the Company’s liquidity and financial condition. There was one customer that comprised more than 10% of the Company’s revenue in the second quarter of fiscal 2019 (one customer comprised more than 10% of the Company’s revenue in the second quarter of fiscal 2018).
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and, in the case of debt securities, the Company’s ability and intent to hold the investments to maturity. During the six months ended August 31, 2018 the Company did not record any other-than-temporary impairment charges related to investments (August 31, 2017 - nil).
See Note 4 to the Consolidated Financial Statements for additional information regarding the Company’s credit risk as it pertains to its foreign exchange derivative counterparties.
Changes in Internal Control Over Financial Reporting
During the three months ended August 31, 2018, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

24

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, JOHN CHEN, Chief Executive Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended August 31, 2018.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 1, 2018 and ended on August 31, 2018 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: September 28, 2018

/S/ JOHN CHEN
JOHN CHEN
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, STEVEN CAPELLI, Chief Financial Officer and Chief Operating Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended August 31, 2018.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 1, 2018 and ended on August 31, 2018 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: September 28, 2018

/S/ STEVEN CAPELLI
STEVEN CAPELLI
Chief Financial Officer and Chief Operating Officer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACKBERRY LIMITED
(Registrant)
Date:	September 28, 2018	By:	/S/ STEVEN CAPELLI
Name: Steven Capelli
Title: Chief Financial Officer and Chief Operating Officer